UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Exhibits

Exhibit No.	Description

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated or the context otherwise requires, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries and references to “revenue” refer to “net revenue.” References to “U.S. dollars,” “U.S. $” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. Market share data is based on information provided by IMS Health Inc., a leading provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated. References to our “ROW” markets are to our Rest of the World markets. References to “P&G” are to The Procter & Gamble Company, and references to “PGT” are to PGT Healthcare, the joint venture we formed with P&G.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

(Unaudited)

	June 30, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$949	$1,038
Accounts receivable	5,389	5,338
Inventories	4,940	5,053
Deferred income taxes	1,066	1,084
Other current assets	1,202	1,207

Total current assets	13,546	13,720
Other non-current assets	1,469	1,696
Property, plant and equipment, net	6,709	6,635
Identifiable intangible assets, net	6,062	6,476
Goodwill	18,948	18,981

Total assets	$46,734	$47,508

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$2,048	$1,804
Sales reserves and allowances	5,348	4,918
Accounts payable and accruals	3,026	3,317
Other current liabilities	1,432	1,926

Total current liabilities	11,854	11,965
Long-term liabilities:
Deferred income taxes	1,169	1,247
Other taxes and long-term liabilities	1,000	1,273
Senior notes and loans	9,122	10,387

Total long-term liabilities	11,291	12,907

Contingencies, see note 11
Total liabilities	23,145	24,872

Equity:
Teva shareholders’ equity:
Ordinary shares of NIS 0.10 par value per share; June 30, 2014 and December 31, 2013: authorized 2,500 million shares; issued 951 million shares and 947 million shares, respectively	50	50
Additional paid-in capital	13,825	13,628
Retained earnings	13,436	12,535
Accumulated other comprehensive loss	(256)	(91)
Treasury shares as of June 30, 2014 and December 31, 2013 — 97 million ordinary shares and 99 million ordinary shares, respectively	(3,515)	(3,557)

	23,540	22,565

Non-controlling interests	49	71

Total equity	23,589	22,636

Total liabilities and equity	$46,734	$47,508

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in millions, except share and per share data)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Net revenues	$5,045	$4,924	$10,046	$9,825
Cost of sales	2,384	2,331	4,688	4,642

Gross profit	2,661	2,593	5,358	5,183
Research and development expenses	344	339	697	668
Selling and marketing expenses	921	982	1,905	1,977
General and administrative expenses	302	319	604	626
Legal settlements and loss contingencies	26	1,435	55	1,462
Impairments, restructuring and others	143	104	200	162

Operating income (loss)	925	(586)	1,897	288
Financial expenses – net	78	89	159	264

Income (loss) before income taxes	847	(675)	1,738	24
Income taxes	102	(222)	245	(169)
Share in losses of associated companies – net	—	3	8	23

Net income (loss)	745	(456)	1,485	170
Net loss attributable to non-controlling interests	(3)	(4)	(7)	(8)

Net income (loss) attributable to Teva	$748	$(452)	$1,492	$178

Earnings (loss) per share attributable to Teva:
Basic	$0.88	$(0.53)	$1.75	$0.21

Diluted	$0.87	$(0.53)	$1.75	$0.21

Weighted average number of shares (in millions):
Basic	852	849	851	852

Diluted	857	849	855	853

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in millions)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Net income (loss)	$745	$(456)	$1,485	$170
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) from available-for-sale securities, net	(15)	(11)	6	(5)
Unrealized gain (loss) on derivative financial instruments, net	5	(54)	(5)	12
Currency translation adjustment	1	(137)	(172)	(455)
Gain (loss) on defined benefit plans	*	(1)	6	9

Total other comprehensive loss	(9)	(203)	(165)	(439)

Total comprehensive income (loss)	736	(659)	1,320	(269)
Comprehensive loss attributable to the non-controlling interests	4	4	7	10

Comprehensive income (loss) attributable to Teva	$740	$(655)	$1,327	$(259)

*	Represents an amount of less than $0.5 million.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Six months ended June 30,
	2014	2013
Operating activities:
Net income	$1,485	$170
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	778	787
Net change in operating assets and liabilities	(337)	1,210
Deferred income taxes – net and uncertain tax positions	(124)	(437)
Impairment of long lived assets	57	64
Stock-based compensation	43	25
Other items	29	136
Loss from sale of long lived assets and investments	20	22

Net cash provided by operating activities	1,951	1,977

Investing activities:
Purchases of property, plant and equipment	(417)	(489)
Acquisitions of subsidiaries, net of cash acquired	(163)	—
Proceeds from sales of long lived assets and investments	142	150
Purchases of investments and other assets	(116)	(113)
Other investing activities	(21)	(80)

Net cash used in investing activities	(575)	(532)

Financing activities:
Repayment of long-term loans and other long-term liabilities	(785)	(1,982)
Dividends paid	(590)	(549)
Net change in short-term debt	(274)	5
Proceeds from exercise of options by employees	210	13
Other financing activities	(12)	2
Proceeds from long-term loans and other long-term liabilities	(2)	—
Purchases of treasury shares	—	(497)

Net cash used in financing activities	(1,453)	(3,008)

Translation adjustment on cash and cash equivalents	(12)	(71)

Net change in cash and cash equivalents	(89)	(1,634)
Balance of cash and cash equivalents at beginning of period	1,038	2,879

Balance of cash and cash equivalents at end of period	$949	$1,245

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1 – Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments necessary to fairly state the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2013, as filed with the Securities and Exchange Commission (“SEC”). Amounts at December 31, 2013 were derived from the audited balance sheet at that date, but not all disclosures required by accounting principles generally accepted in the United States are included. The results of operations for the six months ended June 30, 2014 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Recently adopted and issued accounting pronouncements:

In May 2014, the Financial Accounting Standards Board issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is not permitted). The guidance permits the use of either a retrospective or cumulative effect transition method. Teva is currently evaluating the impact of the amended guidance on its consolidated financial statements.

In July 2013, the Financial Accounting Standards Board issued guidance that requires that a non-recognized tax benefit be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. This net presentation is required unless a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset to settle any additional income tax that would result from the disallowance of the unrecognized tax benefit. Teva’s adoption of this standard, commencing January 1, 2014, did not have a material impact on its consolidated financial statements.

NOTE 3 – Certain transactions:

Labrys Biologics, Inc.:

On June 3, 2014, Teva and Labrys Biologics, Inc. (“Labrys”) entered into a definitive agreement for Teva to acquire Labrys for $200 million in cash payable at closing as well as up to $625 million in contingent payments upon achievement of certain milestones.

Labrys is a development stage biotechnology company focused on treatments for chronic migraine and episodic migraine.

The transaction closed on July 21, 2014 and has not affected the financial results of the second quarter of 2014.

NuPathe Inc.:

On February 21, 2014, Teva completed the acquisition of NuPathe Inc. (“NuPathe”). NuPathe’s leading product is Zecuity®, the only prescription migraine patch approved by the U.S. Food and Drug Administration (“FDA”) for the acute treatment of migraine with or without aura in adults.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Teva purchased all of NuPathe’s shares for consideration of $163 million. Teva may be required to make additional payments upon the achievement of sales-based milestones for Zecuity®. These potential additional payments were evaluated and recorded at a fair value of $106 million as of June 30, 2014.

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

NOTE 4 – Inventories:

Inventories consisted of the following:

	June 30, 2014	December 31, 2013
	U.S. $ in millions
Finished products	$2,502	$2,567
Raw and packaging materials	1,532	1,576
Products in process	734	715
Materials in transit and payments on account	172	195

	$4,940	$5,053

NOTE 5 – Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to Teva by the weighted average number of ordinary shares outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the six months ended June 30, 2014 and 2013, and the three months ended June 30, 2014, basic earnings per share was adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and non-vested restricted stock units (“RSUs”) granted under employee stock compensation plans and one series of convertible senior debentures, using the treasury stock method; and (ii) the conversion of the remaining convertible senior debentures using the “if-converted” method, by adding interest expense on the debentures and amortization of issuance costs, net of tax benefits to net income, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures to the weighted average number of ordinary shares outstanding during the period.

In computing the loss per share for the three months ended June 30, 2013, no adjustment was made to take into account any possible dilution to the basic loss per share in light of the loss.

NOTE 6 – Revenue recognition:

The Company recognizes revenues from product sales, including sales to distributors when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title and risk and rewards for the products are transferred to the customer.

Revenues from product sales are recorded net of provisions for estimated chargebacks, rebates, returns, prompt pay discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonably estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact.

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, and other promotional items, such as shelf stock adjustments, are included in “sales reserves and allowances” under “current liabilities”. These provisions are recognized concurrently with the sales of products. Prompt payment discounts are netted against “accounts receivable.”

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Chargebacks and rebates are the largest components of sales reserves and allowances. Provisions for chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Rebates are recognized based on contractual obligations in place at the time of sales with consideration

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

given to relevant factors that may affect the payment as well as historical experience for estimated market activity. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product and are estimated based on expected market performance. Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

Revenue resulting from the achievement of milestone events stipulated in agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract or as a measure of substantive progress towards completion under the contract.

Revenues and other arrangements from licensees, sales of licensed products and technology are recorded in accordance with the contract terms, when third-party sales can be reliably measured and collection of the funds is reasonably assured.

Sales reserves and allowances consisted of the following:

	June 30, 2014	December 31, 2013
	U.S. $ in millions
Rebates	$3,622	$3,090
Chargebacks	1,002	1,114
Returns	593	573
Other	131	141

	$5,348	$4,918

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 7 – Equity:

Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive loss for the three months ended June 30, 2014 and 2013:

	Three months ended June 30, 2014
	Currency translation adjustment	Unrealized gain (loss) from available-for- sale securities	Unrealized gain (loss) on derivative financial instruments	Defined benefit plan items			Total accumulated other comprehensive income (loss)
	U.S. $ in millions
Other comprehensive income (loss) before reclassifications	$6	$(13)	$5		$—		$(2)
Amounts reclassified from accumulated other comprehensive income (loss) before tax:
Currency translation adjustment, included in general and administrative expenses	(5)	—	—		—		(5)
Gain on marketable securities, included in financial expenses - net	—	(2)	—		—		(2)
Loss on defined benefit plans, included in various statement of income items**	—	—	—			*	*

Amounts reclassified from accumulated other comprehensive income (loss) before tax	(5)	(2)	—			*	(7)
Net other comprehensive income (loss) before tax	1	(15)	5		—		(9)
Income tax related to items of other comprehensive income (loss)	—	—	—			*	*

Net other comprehensive income (loss) after tax	$1	$(15)	$5	$		*	$(9)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

	Three months ended June 30, 2013
	Currency translation adjustment	Unrealized gain (loss) from available-for- sale securities	Unrealized gain (loss) on derivative financial instruments	Defined benefit plan items	Total accumulated other comprehensive income (loss)
	U.S. $ in millions
Other comprehensive income (loss) before reclassifications	$(137)	$(11)	$(59)	$(7)	$(214)
Amounts reclassified from accumulated other comprehensive income (loss) before tax:
Loss on derivative financial instruments, included in net revenues	—	—	5	—	5
Loss on defined benefit plans, included in various statement of income items**	—	—	—	1	1

Amounts reclassified from accumulated other comprehensive income (loss) before tax	—	—	5	1	6
Net other comprehensive income (loss) before tax	(137)	(11)	(54)	(6)	(208)
Income tax related to items of other comprehensive income (loss)	—	—	—	5	5

Net other comprehensive loss after tax	$(137)	$(11)	$(54)	$(1)	$(203)

*	Represents an amount of less than $0.5 million.
**	Affected cost of sales, research and development expenses, sales and marketing expenses and general and administrative expenses.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

The following tables present the changes in the components of accumulated other comprehensive loss for the six months ended June 30, 2014 and 2013:

	Six months ended June 30, 2014
	Currency translation adjustment	Unrealized gain (loss) from available-for- sale securities	Unrealized gain (loss) on derivative financial instruments	Defined benefit plan items		Total accumulated other comprehensive income (loss)
	U.S. $ in millions
Other comprehensive income (loss) before reclassifications	$(167)	$9	$(7)	$5		$(160)
Amounts reclassified from accumulated other comprehensive income (loss) before tax:
Currency translation adjustment, included in general and administrative expenses	(5)	—	—	—		(5)
Gain on marketable securities, included in financial expenses - net	—	(3)	—	—		(3)
Loss on derivative financial instruments, included in net revenues	—	—	2	—		2
Loss on defined benefit plans, included in various statement of income items**	—	—	—	1		1

Amounts reclassified from accumulated other comprehensive income (loss) before tax	(5)	(3)	2	1		(5)
Net other comprehensive income (loss) before tax	(172)	6	(5)	6		(165)
Income tax related to items of other comprehensive income (loss)	—	—	—		*	*

Net other comprehensive income (loss) after tax	$(172)	$6	$(5)	$6		$(165)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

	Six months ended June 30, 2013
	Currency translation adjustment	Unrealized gain (loss) from available-for- sale securities	Unrealized gain (loss) on derivative financial instruments	Defined benefit plan items	Total accumulated other comprehensive income (loss)
	U.S. $ in millions
Other comprehensive income (loss) before reclassifications	$(472)	$(5)	$7	$2	$(468)
Amounts reclassified from accumulated other comprehensive income (loss) before tax:
Currency translation adjustment, included in financial expenses - net	17	—	—	—	17
Loss on derivative financial instruments, included in net revenues	—	—	5	—	5
Loss on defined benefit plans, included in various statement of income items**	—	—	—	1	1

Amounts reclassified from accumulated other comprehensive income (loss) before tax	17	—	5	1	23
Net other comprehensive income (loss) before tax	(455)	(5)	12	3	(445)
Income tax related to items of other comprehensive income (loss)	—	—	—	6	6

Net other comprehensive income (loss) after tax	$(455)	$(5)	$12	$9	$(439)

*	Represents an amount of less than $0.5 million.
**	Affected cost of sales, research and development expenses, sales and marketing expenses and general and administrative expenses.

Share repurchase program

In December 2011, Teva’s board of directors authorized the Company to repurchase up to an aggregate of $3 billion of its ordinary shares and American depository shares, of which, as of June 30, 2014, $1.33 billion remain available for repurchases. This repurchase authorization has no time limit. Repurchases may be commenced or suspended at any time.

As of June 30, 2014, Teva had a treasury share balance of 97.3 million shares compared to a balance of 98.8 million shares as of December 31, 2013.

The following table summarizes the shares repurchased and the amount Teva spent on these repurchases:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	in millions
Amount spent on shares repurchased	$—	$297	$—	$497

Number of shares repurchased	—	7.6	—	12.8

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 8 – Fair value measurement:

Teva’s financial instruments consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables approximates their carrying value. The fair value of long-term bank loans mostly approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

Financial instruments measured at fair value

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

Financial items carried at fair value as of June 30, 2014 and December 31, 2013 are classified in the tables below in one of the three categories described above:

	June 30, 2014
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money market	$15	$—	$—	$15
Cash deposits and other	934	—	—	934
Marketable securities:
Auction rate securities	—	—	18	18
Equity securities	70	—	—	70
Structured investment vehicles	—	100	—	100
Other	16	—	1	17
Derivatives:
Liabilities derivatives - mainly options and forward contracts	—	(23)	—	(23)
Liabilities derivatives - interest rate and cross-currency swaps	—	(328)	—	(328)
Asset derivatives - mainly options and forward contracts	—	5	—	5
Contingent consideration *	—	—	(392)	(392)

Total	$1,035	$(246)	$(373)	$416

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

	December 31, 2013
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money market	$9	$—	$—	$9
Cash deposits and other	1,029	—	—	1,029
Marketable securities:
Auction rate securities	—	—	18	18
Equity securities	70	—	—	70
Structured investment vehicles	—	89	—	89
Other	29	—	1	30
Derivatives:
Liability derivatives - mainly options and forward contracts	—	(17)	—	(17)
Liability derivatives - interest rate and cross-currency swaps	—	(436)	—	(436)
Asset derivatives - mainly options and forward contracts	—	28	—	28
Asset derivatives - interest rate swaps	—	2	—	2
Contingent consideration *	—	—	(366)	(366)

Total	$1,137	$(334)	$(347)	$456

*	Contingent consideration represents either liabilities or assets recorded at fair value as part of transactions entered into by Cephalon, in connection with the MicroDose and NuPathe acquisitions, and the sale of our animal health unit.

Teva determined the fair value of the liability or asset for the contingent consideration based on a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration is based on several factors, such as: the cash flows projected from the success of unapproved product candidates; the probability of success for product candidates including risks associated with uncertainty regarding achievement and payment of milestone events; the time and resources needed to complete the development and approval of product candidates; the life of the potential commercialized products and associated risks of obtaining regulatory approvals in the U.S. and Europe and the risk adjusted discount rate for fair value measurement.

The contingent consideration is evaluated quarterly or more frequently if circumstances dictate. Changes in the fair value of contingent consideration are recorded in earnings.

Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liability.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

The following table summarizes the activity for those financial assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs.

	June 30,	December 31,
	2014	2013
	U.S. $ in millions
Fair value at the beginning of the period	$(347)	$(98)
Amount realized	—	(16)
Contingent consideration in connection with Cephalon acquisition	31	(12)
Contingent consideration in connection with MicroDose acquisition	52	(232)
Contingent consideration in connection with the sale of our animal health unit	(3)	8
Contingent consideration in connection with NuPathe acquisition	(106)	—
Net change to fair value:
Included in earnings - financial expense - net	—	1
Included in accumulated other comprehensive loss	—	2

Fair value at the end of the period	$(373)	$(347)

Financial instruments not measured at fair value

Financial instruments measured on a basis other than fair value are mostly comprised of senior notes and convertible senior debentures, and are presented in the below table:

	Estimated fair value*
	June 30,	December 31,
	2014	2013
	U.S. $ in millions
Senior notes included under long-term liabilities	$(7,930)	$(8,656)
Senior notes and convertible senior debentures included under short-term liabilities	(1,707)	(1,308)

Fair value at the end of the period	$(9,637)	$(9,964)

*	The fair value was estimated based on quoted market prices, where available.

Marketable securities

The fair value, amortized cost and gross unrealized holding gains and losses of such securities are presented in the below table:

	Fair value	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses
	U.S. $ in millions
June 30, 2014	$220	$212	$26	$18
December 31, 2013	216	213	25	22

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Note 9 – Derivative instruments and hedging activities:

Derivative instrument disclosure

The following table summarizes the notional amounts for hedged items, when transactions are designated as hedge accounting:

	June 30,	December 31,
	2014	2013
	U.S. $ in millions

Interest rate swap - fair value hedge	$2,250	$2,500
Cross currency swap - cash flow hedge	1,875	1,875
Forecasted transactions - cash flow hedge	100	300

The following table summarizes the classification and fair values of derivative instruments:

		Fair value
	Reported under	June 30, 2014	December 31, 2013
		U.S. $ in millions

Asset derivatives - interest rate swap - fair value hedge designated as hedging instruments	Other current assets	$—	$2

Liability derivatives - interest rate swap - fair value hedge designated as hedging instruments	Senior notes and loans	(118)	(233)

Liability derivatives - cross currency swap - cash flow hedge designated as hedging instruments	Senior notes and loans	(210)	(203)

Liability derivatives, comprising mainly option and forward contracts, not designated as hedging instruments	Other current liabilities	(23)	(17)

Asset derivatives, comprising mainly option and forward contracts, not designated as hedging instruments	Other current assets	5	28

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, losses of $39 million and gains of $41 million were recognized under financial expenses-net for the six months ended June 30, 2014 and 2013, respectively, and losses of $35 million and gains of $39 million were recognized under financial expenses-net for the three months ended June 30, 2014 and 2013, respectively. Such gains and losses offset the revaluation of the balance sheet items also recorded under financial expenses-net.

With respect to the interest rate and cross-currency swap agreements, gains of $21 million and $19 million were recognized under financial expenses-net for the six months ended June 30, 2014 and 2013, respectively, and gains of $10 million and $9 million were recognized under financial expenses-net for the three months ended June 30, 2014 and 2013, respectively. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

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NOTE 10 – Impairments, restructuring and others:

Impairments, restructuring and others consisted of the following:

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
	U.S. $ in millions
Restructuring	$78	$23	$136	$64
Impairments of long-lived assets	56	49	57	64
Other expense	9	32	7	34

Total	$143	$104	$200	$162

NOTE 11 – Contingencies:

General

From time to time, Teva and/or its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to litigation. Teva believes that it has meritorious defenses to all actions brought against it and vigorously pursues the defense or settlement of each such action. Except as described below, Teva does not currently have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to actions disclosed in this note.

Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of these cases, management’s assessments of the likelihood of damages, and the advice of counsel, no provisions have been made regarding the matters disclosed in this note, except as noted below. Litigation outcomes and contingencies are unpredictable, and excessive verdicts can occur. Accordingly, management’s assessments involve complex judgments about future events and often rely heavily on estimates and assumptions.

Based on currently available information, Teva believes that none of the proceedings brought against it described below is likely to have a material adverse effect on its financial condition. However, if one or more of such proceedings were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flow in a given period. In addition, Teva incurs significant legal fees and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Teva’s agreements with third parties may require Teva to indemnify them, or require them to indemnify Teva, for the costs and damages incurred in connection with product liability claims, in specified or unspecified amounts.

Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the United States. All third-party sales figures given below are based on IMS data.

Intellectual Property Litigation

From time to time, Teva seeks to develop generic versions of patent-protected pharmaceuticals for sale prior to patent expiration in various markets. In the United States, to obtain approval for most generics prior to the expiration of the originator’s patents, Teva must challenge the patents under the procedures set forth in the Hatch-Waxman Act of 1984, as amended. To the extent that Teva seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patents. Teva may also be involved in patent litigation involving the extent to which its product or manufacturing process techniques may infringe other originator or third-party patents.

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic version even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva.

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The general rule for damages in patent infringement cases in the United States is that the patentee should be compensated by no less than a reasonable royalty, and it may also be able in certain circumstances to be compensated for its lost profits. The amount of a reasonable royalty award would be calculated based on the sales of Teva’s generic product. The amount of lost profits would be based on the lost sales of the branded product. The launch of an authorized generic and other generic competition may be relevant to the damages calculation. In addition, the patentee may seek consequential damages as well as enhanced damages of up to three times the profits lost by the patent holder for willful infringement, although courts have typically awarded much lower multiples.

Teva is also involved in litigation regarding patents in other countries where it does business, particularly in Europe, where Teva has in recent years increased the number of launches of its generic versions of branded pharmaceuticals prior to the expiration of the innovator’s patents. The laws concerning generic pharmaceuticals and patents differ from country to country. Damages for patent infringement in Europe may include lost profits or a reasonable royalty, but enhanced damages for willful infringement are generally not available.

In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets, which are the AB-rated generic versions of Wyeth’s Protonix®. Wyeth sued Teva for patent infringement, and in April 2010, a jury returned a verdict finding that the patent, which Teva had infringed, was valid. In June 2013, Teva entered into a settlement agreement with Wyeth, under which Teva agreed to pay $1.6 billion to Wyeth. As a result of the settlement, management recorded a provision of approximately $930 million in the second quarter of 2013, in addition to the $670 million provision previously recorded in the 2012 financial statements. Teva has paid $1.4 billion to date, and will pay the remainder in 2014. Teva believes that it may have up to approximately $560 million of net insurance coverage available to defray the payments, subject to recovery from the insurance carriers, which are disputing both their obligation to cover and the claimed limits of coverage.

In September 2012, Teva launched its 10, 20, 30, 40, 50, and 60 mg methylphenidate ER products, which are the AB-rated generic versions of UCB’s Metadate CD® capsules, which had annual sales of approximately $154 million for the twelve months ended September 2012. In December 2012, UCB sued Teva in the United States District Court for the Northern District of Georgia for infringement of UCB’s formulation patent, which expires in October 2020. No trial date has been scheduled. Were UCB ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to past sales of its methylphenidate ER products and enjoined from selling its methylphenidate ER products until patent expiry.

Product Liability Litigation

Teva’s business inherently exposes it to potential product liability claims, and in recent years the number of product liability claims asserted against Teva has increased. Teva maintains product liability insurance coverage in amounts and with terms that it believes are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceuticals that are not covered by insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In June 2011, the United States Supreme Court held, in Pliva, Inc. v. Mensing, one of the metoclopramide cases mentioned below, that federal law preempts state law product liability claims brought against generic pharmaceutical manufacturers under a “failure to warn” theory. On June 24, 2013, the United States Supreme Court held, in Mutual Pharmaceutical Company, Inc. v. Bartlett, that “design defect” claims against a generic manufacturer are also preempted by federal law because they are essentially failure to warn claims and therefore are preempted on the same grounds as the claims in Mensing. Teva believes that these decisions are likely to reduce its aggregate exposure in currently pending product liability lawsuits involving generic products, including those described below, although the extent of such reduction is uncertain at this time.

Teva and/or its subsidiaries have been named as defendants in approximately 4,000 product liability lawsuits brought against them and other manufacturers by approximately 4,400 plaintiffs claiming injuries (including allegations of neurological disorders, such as tardive dyskinesia) from the use of metoclopramide (the generic form of Reglan®). Certain of these claims are covered by insurance. For over 20 years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing the disorder increases with duration

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of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia resulting from long-term usage. The cases of approximately 500 of the plaintiffs have been dismissed or otherwise resolved to date. Teva expects to be dismissed from at least some of the remaining cases on the basis that some plaintiffs cannot demonstrate that they used a Teva product.

Approximately 40% of the plaintiffs are parties to cases against Teva that are part of a mass tort proceeding in the Philadelphia Court of Common Pleas. In addition, there are mass tort proceedings under way in state courts in California and New Jersey. All of the cases in the Philadelphia court have been stayed with respect to the generic defendants pending resolution of appeals regarding whether the claims should be dismissed due to federal preemption. On July 29, 2013, the Pennsylvania Superior Court affirmed in part and reversed in part the trial court’s denial of the generic defendants’ preemption motion. This ruling substantially allows the cases to proceed. Teva has sought further review of this decision.

In the California litigation, which now includes about half of the total plaintiffs, the defendants’ motion to dismiss has been denied. In the New Jersey proceeding, the trial court granted the defendants’ motion to dismiss, on federal preemption grounds, all claims other than those based on an alleged failure to timely update the label. Teva appealed the trial court’s decision to allow the update claims to proceed. All of the cases in the New Jersey litigation with respect to the generic defendants have been stayed pending resolution of the appeal. One or two cases outside the mass tort jurisdictions in which Pliva, Inc., a subsidiary of Teva, is a defendant may be scheduled for trial later this year.

Competition Matters

As part of its generic pharmaceuticals business, Teva has challenged a number of patents covering branded pharmaceuticals, some of which are among the most widely-prescribed and well-known drugs on the market. Many of Teva’s patent challenges have resulted in litigation relating to Teva’s attempts to market generic versions of such pharmaceuticals under the federal Hatch-Waxman Act. Some of this litigation has been resolved through settlement agreements in which Teva obtained a license to market a generic version of the drug, often years before the patents expire. Occasionally, Teva and its subsidiaries have been named as defendants in cases that allege antitrust violations arising from such settlement agreements. Teva believes that its settlement agreements are lawful and serve to increase competition, and intends to defend them vigorously. However, the plaintiffs in these cases typically allege (1) that Teva received something of value from the innovator in exchange for an agreement to delay generic entry, and (2) that they would have realized significant savings if there had been no settlement and competition had commenced earlier. These cases seek various forms of injunctive and monetary relief, including damages based on the difference between the brand price and what the generic price allegedly would have been, and disgorgement of profits, trebled under the relevant statutes, plus attorneys’ fees and costs. The damages allegedly caused by the alleged delays in generic entry generally depend on the size of the branded market and the length of the alleged delay, and can be substantial, particularly where the alleged delays are lengthy or branded drugs with sales in the billions of dollars are involved. Nonetheless, as in the modafinil opt-out case described below, many such cases may be resolved through settlement for amounts considerably less than the damages initially alleged.

On June 17, 2013, the United States Supreme Court held, in Federal Trade Commission v. Actavis, Inc. (the “AndroGel case”), that a rule of reason test should be applied in analyzing whether such settlements potentially violate the federal antitrust laws. The Supreme Court held that a trial court must analyze each agreement in its entirety in order to determine whether it violates the antitrust laws. This new test may lead to increased scrutiny of Teva’s patent settlements, additional administrative action by the Federal Trade Commission (“FTC”), and an increased risk of liability in Teva’s currently pending antitrust litigations.

In April 2006, certain subsidiaries of Teva were named in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges that the settlement agreements involving finished modafinil products (the generic version of Provigil®) that Cephalon, Inc., a Teva subsidiary (“Cephalon”), entered into with various generic pharmaceutical companies in late 2005 and early 2006 were unlawful because they had the effect of excluding generic competition. The first lawsuit was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. The first generic modafinil product was launched in March 2012. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers, by an individual indirect purchaser, by certain retail chain pharmacies and by Apotex, Inc. Annual sales of Provigil® were approximately $500 million at the time of the settlement agreements, and approximately $1 billion when the first generic modafinil product was launched in March 2012.

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In February 2008, following an investigation, the FTC sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. In March 2010, the District Court denied defendants’ motions to dismiss the federal antitrust claims and some of the related state law claims. Because the FTC lawsuit does not currently seek monetary damages, and no fines or penalties have been asserted against Cephalon, no provision has been recorded for this matter. On December 9, 2013, the FTC filed a motion seeking to add Teva as a defendant and indicated that it intends to seek disgorgement of profits as an equitable remedy, although it has not yet amended its complaint to include a request for disgorgement. Teva contends that the FTC is not entitled as a matter of law to seek disgorgement.

In May 2010, an independent pharmacy in Ohio filed suit with the same allegations. This case has been transferred to the Eastern District of Pennsylvania.

Teva has settled with certain of the retail chain pharmacies (representing approximately half of the direct purchases of Provigil® from Cephalon) and, given the significant similarities in the claims asserted and damages claimed by certain other purchaser plaintiffs, has concluded that a provision for certain other parts of the litigation is warranted. Accordingly, in 2013 management recorded a provision of $495 million in the financial statements for these matters. Management expects that the settlement demands of the remaining parties could be significantly higher, and there can be no assurance that Teva will be able to reach settlements with the remaining parties on these terms.

In October 2011, the District Court hearing the antitrust cases described above, as well as patent claims brought by plaintiff Apotex, issued its decision regarding Apotex’s invalidity claims, finding a Cephalon patent to be invalid based on obviousness, among other things, and unenforceable based on inequitable conduct. In March 2012, the District Court ruled that Apotex’s product does not infringe Cephalon’s patent. On April 8, 2013, the United States Court of Appeals for the Federal Circuit affirmed the District Court’s rulings of invalidity and inequitable conduct. The plaintiffs in the antitrust case filed motions for summary judgment asking the District Court (1) to apply the inequitable conduct and invalidity findings to the antitrust cases in an effort to establish antitrust liability, and (2) to find a conspiracy between and among Cephalon and the generic companies. Teva opposed those motions and moved for summary judgment, asserting that the FTC’s case against Cephalon is moot and that the conspiracy claims should be dismissed. In addition, all defendants moved for summary judgment on the grounds that there were no impermissible payments from Cephalon to the generic defendants. On March 13, 2014, the District Court denied, in part, plaintiffs’ motion for summary judgment to apply the inequitable conduct and invalidity findings to the antitrust case to establish antitrust liability. Apotex has moved for reconsideration. On June 23, 2014, the District Court granted defendants’ summary judgment motion that there was no conspiracy between and among Cephalon and the generic defendants. The direct purchaser plaintiffs’ motion for reconsideration of that decision was denied on July 10, 2014. On July 29, 2014, the Court denied Cephalon’s motion to dismiss the FTC’s case as moot, and granted the FTC’s motion that Cephalon is precluded from raising arguments about the merits of the patent case or the strength of the patent in the FTC case. This ruling applies only in the FTC’s case. The Court has not yet ruled on any of the other pending motions. Management has recorded a provision in the financial statements for this matter.

In April 2011, the European Commission opened a formal investigation against both Cephalon and Teva to assess whether the 2005 settlement agreement between the parties might have had the object or effect of hindering the entry of generic modafinil. The opening of proceedings indicates that the Commission will investigate the case as a matter of priority, but does not mean that there has been a definitive finding of violation of law.

Barr Laboratories, Inc., a subsidiary of Teva (“Barr”), is a defendant in actions in California, Florida and Kansas alleging that a January 1997 patent litigation settlement agreement between Barr and Bayer Corporation was anticompetitive and violated state antitrust and consumer protection laws. An earlier federal multidistrict action regarding the same settlement agreement was effectively ended by a final court decision in the company’s favor. In the California case, the trial court granted defendants’ summary judgment motions, and the California Court of Appeal affirmed in October 2011. The plaintiffs petitioned for review by the California Supreme Court, which decided to hear the appeal, but then suspended the case before completion of briefing, pending the United States Supreme Court’s disposition of the AndroGel case. The trial court approved a $74 million class settlement with Bayer, and the California Supreme Court requested supplemental briefs addressing the effect of the AndroGel case on plaintiffs’ appeal of the grant of summary judgment for the remaining defendants in this case. Based on the plaintiffs’ expert testimony in the now-terminated federal multidistrict litigation, estimated sales of ciprofloxacin in California were approximately $500 million during the alleged damages period. The Kansas and Florida actions are in relatively early stages. In the Kansas action, class certification briefing will be concluded by August 22, 2014; no schedule has been set in the Florida action.

In December 2011, three groups of plaintiffs sued Wyeth and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving extended release venlafaxine (generic Effexor® XR) entered

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into in November 2005. The cases were filed by a purported class of direct purchasers, by a purported class of indirect purchasers and by certain chain pharmacies. The plaintiffs claim that the settlement agreement between Wyeth and Teva unlawfully delayed generic entry. Teva filed motions to dismiss in April 2012. The case was stayed pending the decision in the AndroGel case, and has now been re-opened. The defendants’ motions to dismiss were heard on September 10, 2013. Annual sales of Effexor® XR were approximately $2.6 billion at the time of settlement and at the time generic versions were launched in July 2010.

In February 2012, two purported classes of direct-purchaser plaintiffs sued GlaxoSmithKline (“GSK”) and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving lamotrigine (generic Lamictal®) entered into in February 2005. In August 2012, a purported class of indirect purchaser plaintiffs filed a nearly identical complaint against GSK and Teva. The plaintiffs claim that the settlement agreement unlawfully delayed generic entry and seek unspecified damages. In December 2012, the District Court dismissed the cases. The plaintiffs’ appeal was stayed pending the decision in the AndroGel case and was remanded for further proceedings. On January 24, 2014, the District Court denied the direct purchaser plaintiffs’ motion for reconsideration and affirmed its original dismissal of the cases. The direct purchaser plaintiffs have appealed this ruling. No argument has been scheduled yet. The indirect purchaser plaintiffs’ motion is still pending. Annual sales of Lamictal® were approximately $950 million at the time of the settlement, and approximately $2.3 billion at the time generic competition commenced in July 2008.

Starting in September 2012, plaintiffs in numerous cases, including overlapping purported class actions, sued AstraZeneca and Teva, as well as Ranbaxy and Dr. Reddy’s, for violating the antitrust laws by entering into settlement agreements to resolve the esomeprazole (generic Nexium®) patent litigation. Teva entered into its settlement agreement in January 2010. These cases have been consolidated and transferred to the United States District Court for the District of Massachusetts. The defendants’ motions to dismiss were denied on April 18, 2013. The case has been set for trial in October 2014. If the jury returns a verdict of liability, a separate trial on damages will be scheduled. On June 18, 2014, a group of end payors who opted out of the action in the District of Massachusetts filed a complaint, with nearly identical allegations as the action in the District of Massachusetts, in the Philadelphia Court of Common Pleas (the “Philadelphia Action”). This case has been removed to federal court. Plaintiffs’ time to file a motion to remand the case to state court has not yet expired. Proceedings in the Philadelphia Action are stayed pending resolution of the action in the District of Massachusetts. Annual sales of Nexium® were approximately $6.3 billion at the time the Teva settlement agreement was entered into, and annual sales are currently approximately $6 billion.

In April 2013, purported classes of direct purchasers of and end payors for Niaspan® (extended release niacin) sued Teva and Abbott for violating the antitrust laws by entering into a settlement agreement in April 2005 to resolve patent litigation over the product. A multidistrict litigation has been established in the United States District Court for the Eastern District of Pennsylvania. On March 17, 2014, Teva and Abbott filed a motion to dismiss the complaint on the grounds that the action is barred by the applicable statute of limitations and that the settlement agreement did not contain any impermissible payment. Oral argument on that motion was held on June 24, 2014. Annual sales of Niaspan® were approximately $416 million at the time of the settlement and approximately $1.1 billion at the time generic competition commenced in September 2013.

Since July 2013, numerous lawsuits have been filed in several United States District Courts by purported classes of end payors for, and direct purchasers of, Solodyn® ER (minocycline hydrochloride) against Medicis, the innovator, and several generic manufacturers, including Teva. The lawsuits allege, among other things, that the settlement agreements between Medicis and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Medicis in March 2009. A multidistrict litigation has been established in the United States District Court for the District of Massachusetts. Annual sales of Solodyn® ER were approximately $380 million at the time Teva settled, and approximately $765 million at the time generic competition entered the market on a permanent basis in November 2011.

Since November 2013, numerous lawsuits have been filed in several United States District Courts by purported classes of end payors for, and direct purchasers of, Aggrenox® (dipyridamole/aspirin tablets) against Boehringer Ingelheim (“BI”), the innovator, and several Teva entities. The lawsuits allege, among other things, that the settlement agreement between BI and Barr entered into in August 2008 violated the antitrust laws. A multidistrict litigation has been established in the United States District Court for the District of Connecticut. On July 15, 2014, Teva and BI filed a motion to dismiss on the grounds that the action is barred by the statute of limitations and that the settlement agreement did not contain an impermissible payment. Annual sales of Aggrenox® were approximately $340 million at the time of the settlement, and are approximately $470 million at the current time.

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Since January 2014, numerous lawsuits have been filed in the United States District Court for the Southern District of New York by purported classes of end payors for Actos® and Actoplus Met® (pioglitazone and pioglitazone plus metformin) against Takeda, the innovator, and several generic manufacturers, including Teva. The lawsuits allege, among other things, that the settlement agreements between Takeda and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Takeda in December 2010. On July 11, 2014, Teva and other defendants filed a motion to dismiss on the grounds that the agreements did not contain an impermissible reverse payment and the plaintiffs failed to allege antitrust injury. At the time of the settlement, annual sales of Actos® were approximately $3.7 billion and annual sales of Actoplus Met® were approximately $500 million. At the time generic competition commenced in August 2012, annual sales of Actos® were approximately $2.8 billion and annual sales of Actoplus Met® were approximately $430 million.

Government Investigations, Pricing and Other Investigations

Teva is involved in government investigations and litigation arising from the marketing and promotion of its specialty pharmaceutical products in the United States. Many of these investigations originate through what are known as qui tam complaints, in which the government reviews a complaint filed under seal by a whistleblower (a “relator”) that alleges violations of the federal False Claims Act. The government considers whether to investigate the allegations and will, in many cases, issue subpoenas requesting documents and other information, including conducting witness interviews. The government must decide whether to intervene and pursue the claims as the plaintiff. Once a decision is made by the government, the complaint is unsealed. If the government decides not to intervene, then the relator may decide to pursue the lawsuit on his own without the active participation of the government.

Under the federal False Claims Act, the government (or relators who pursue the claims without the participation of the government in the case) may seek to recover up to three times the amount of damages in addition to a civil penalty of $5,500 to $11,000 for each allegedly false claim submitted to the government for payment. Generally speaking, these cases take several years for the investigation to be completed and, ultimately, to be resolved (either through litigation or settlement) after the complaint is unsealed. In addition, some states have pursued investigations under state false claims statutes or consumer protection laws, either in conjunction with a government investigation or separately. There is often collateral litigation that arises from public disclosures of government investigations, including the filing of class action lawsuits by third party payors or by shareholders alleging violations of the securities laws.

A number of state attorneys general and others have filed various actions against Teva and/or certain of its subsidiaries in the United States (collectively, the “Teva parties”) relating to reimbursements or drug price reporting under Medicaid or other programs. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. The Teva parties have reached settlements in most of these cases, and remain parties to litigation in Illinois and Wisconsin. A provision for the cases has been included in the financial statements. Trial in the Illinois case concluded in the fourth quarter of 2013, and the court has asked for post-trial briefing and argument. The State of Illinois is seeking approximately $100 million in compensatory damages. Any such damages ultimately awarded by the court are subject to automatic trebling. In addition, the state is seeking unspecified statutory penalties that could range, depending on the method used for calculation, from a de minimis amount to well over $100 million. Teva denies any liability, and will argue that even if the court finds liability, compensatory damages and penalties should be significantly less than the amount sought by the state. A trial in the Wisconsin case is scheduled for November 2014.

Several qui tam complaints have been unsealed in recent years as a result of government decisions not to participate in the cases. The following is a summary of certain government investigations, qui tam actions and related matters.

In December 2009, the United States District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including certain Teva subsidiaries, violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI products that were allegedly ineligible for reimbursement. The Department of Justice declined to join in the matter. The defendants, including Teva, filed a motion to dismiss, which was granted on February 25, 2013. The plaintiffs’ deadline to appeal the dismissal has not yet expired.

In September 2013, the State of Louisiana filed a complaint seeking unspecified damages against 54 pharmaceutical companies, including several Teva subsidiaries. The complaint asserts that each of the defendants allegedly defrauded the state by falsely representing that its products were FDA-approved drugs, which allegedly caused the state Medicaid program to pay millions of dollars in reimbursement claims for products that it would not otherwise have covered.

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Cephalon has received and responded to subpoenas related to Treanda®, Nuvigil® and Fentora®. In March 2013, a federal False Claims Act complaint filed against Cephalon in the United States District Court for the Southern District of New York was unsealed (the “Cestra Action”). The complaint alleges off-label promotion of Treanda® and Fentora®. Although the government declined to intervene, the relator is proceeding with the matter and has filed a second amended complaint. In January 2014, a separate federal False Claims Act complaint that had been filed in the United States District Court for the Eastern District of Pennsylvania was served on Cephalon (the “Boise Action”). The government has declined to intervene, and the relator is proceeding with the matter. The plaintiff filed a second amended complaint alleging off-label promotion of Fentora®, Nuvigil® and Provigil®. Motions to dismiss are pending in both actions. The Cestra and Boise relators also filed a motion to consolidate the actions, which is pending the court’s decision on Cephalon’s jurisdictional motions. If such motions are denied, the cases may be consolidated.

Cephalon is a defendant in a putative class action filed in the United States District Court for the Eastern District of Pennsylvania in which plaintiffs, third party payors, allege approximately $700 million in losses resulting from the promotion and prescription of Actiq® for uses not approved by the FDA despite the availability of allegedly less expensive pain management drugs that were more appropriate for patients’ conditions. A hearing on the plaintiffs’ motion for class certification was held on July 24, 2013. If the court grants certification, a jury trial will be scheduled.

In May 2014, the court granted Cephalon’s motion to dismiss a putative class action on behalf of third party payors that was filed in the United States District Court for the Eastern District of Pennsylvania alleging off-label promotion of Fentora®. While the court did not specify whether the motion was granted with or without prejudice, Teva’s position is that the dismissal was with prejudice. Plaintiffs’ deadline to file an appeal was June 20, 2014, and no appeal was filed. Cephalon is defending a separate putative class action law suit with similar off-label claims involving Provigil® and Gabitril®. Cephalon and Teva are also defending a lawsuit in the Eastern District of Pennsylvania brought by certain Travelers Insurance entities claiming financial injury from alleged off-label marketing of Actiq® and Fentora®. On July 14, 2014, Cephalon’s motion to dismiss was granted, Plaintiffs’ time to file an appeal has not yet expired. Cephalon is also a defendant in a lawsuit filed by the State of South Carolina alleging violations of the state’s unfair trade practices law and common law in connection with the alleged off-label promotion of Actiq®, Provigil® and Gabitril®.

On May 21, 2014, counsel for Santa Clara County and Orange County, purportedly on behalf of the People of California, filed a complaint in the Superior Court for Orange County, California against Teva and Cephalon, along with several other pharmaceutical companies, contending that defendants allegedly engaged in off-label promotion in the sale of opioids, including Actiq® and Fentora®. On July 11, 2014, the case was removed to the Central District of California. On June 2, 2014, the City of Chicago filed a similar complaint against Teva and Cephalon in the Circuit Court of Cook County, Illinois, which has been removed to the Northern District of Illinois. The time to file a motion to remand in California has not yet expired, and the Illinois plaintiffs have withdrawn their remand motion. Both complaints assert claims under state law based upon alleged off-label promotion in the sale of opioids, and both seek a variety of damages, including restitution, civil penalties, disgorgement of profits, treble damages, attorneys’ fees and injunctive relief. Neither complaint specifies the exact amount of damages at issue. Teva and Cephalon have not yet responded to the complaint in either action.

On January 8, 2014, Teva received a civil investigative demand from the United States Attorney for the Southern District of New York seeking documents and information from January 1, 2006 related to sales, marketing and promotion of Copaxone® and Azilect®. The demand states that the government is investigating possible civil violations of the federal False Claims Act. Teva is in the process of complying with the subpoena.

Beginning in 2012, Teva received subpoenas and informal document requests from the SEC and the Department of Justice (“DOJ”) to produce documents with respect to compliance with the U.S. Foreign Corrupt Practices Act (the “FCPA”) in certain countries. Teva has provided and will continue to provide documents and other information to the SEC and the DOJ, and is cooperating with the government in their investigations of these matters. Teva is also conducting a voluntary worldwide investigation into certain business practices that may have FCPA implications and has engaged independent counsel to assist in its investigation. In the course of its investigation, which is continuing, Teva has identified issues in Russia, certain European countries, certain Latin American countries and other countries where it conducts business that could rise to the level of FCPA violations and/or violations of local law. In connection with its investigation of these issues, Teva has become aware that Teva affiliates in certain countries under investigation provided to local authorities inaccurate or altered information relating to marketing or promotional practices. Teva continues to bring these issues to the attention of the SEC and the DOJ. No conclusion can be drawn at this time as to any likely outcomes in these matters.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Shareholder Litigation

On December 18, 2013, a putative class action securities lawsuit was filed in the United States District Court for the Southern District of New York on behalf of purchasers of Teva’s securities between January 1, 2012 and October 29, 2013. The complaint alleges that Teva and certain directors and officers violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and that the individual defendants violated Section 20 of the Exchange Act, by making false and misleading statements that failed to disclose the existence of significant internal discord between Teva’s board of directors and senior management concerning execution of Teva’s strategies, including implementation of a cost reduction program. On July 8, 2014, an amended complaint was filed, changing the starting date of the alleged class period to August 1, 2013. The plaintiff is seeking unspecified compensatory damages and reimbursement for litigation expenses.

Other Litigation

In January 2013, GSK filed a lawsuit against Teva for violations of the Lanham Act in the marketing of its Budeprion XL 300 mg product. The lawsuit alleges that Teva made false representations in claiming that Budeprion XL 300 mg was bioequivalent to GSK’s Wellbutrin® XL 300 mg and “implicitly communicated” that the product was as safe and efficacious as GSK’s product. At the time Teva began selling Budeprion XL 300 mg, annual sales of Wellbutrin® XL 300 mg were approximately $1 billion. In April 2013, Teva filed a motion to dismiss the complaint on the grounds that GSK cannot retroactively challenge through the Lanham Act a determination of bioequivalence made by the FDA, and that Teva’s alleged statements were not false or misleading as a matter of law. On March 10, 2014, the Court denied the motion. Teva’s motion for reconsideration was denied on July 18, 2014.

Environmental Matters

Teva is party to a number of proceedings, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged noncompliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings seek to require the generators of hazardous wastes disposed of at a third-party-owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the site or to pay for such activities, including for oversight by governmental authorities, the response costs associated with such oversight and any related damages to natural resources. Teva has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted the environment.

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, the amounts of which have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are identifiable and estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, indemnitors, former site owners or operators or other potentially responsible parties. In addition, enforcement proceedings relating to alleged federal and state regulatory violations at some of Teva’s facilities have resulted, or may result, in the imposition of significant penalties (in amounts not expected to materially adversely affect Teva’s results of operations) and the recovery of certain state costs and natural resource damages, and have required, or may require, that corrective measures and enhanced compliance measures be implemented.

NOTE 12 – Segments:

Teva currently has two reportable segments: generic and specialty medicines. The generics segment develops, manufactures, sells and distributes generic or branded generic medicines as well as active pharmaceutical ingredients (“API”). The specialty segment engages in the development, manufacture, sale and distribution of branded specialty medicines such as those for central nervous system, oncology and respiratory indications, as well as those marketed in the women’s health and other specialty businesses.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Teva’s other activities include the over-the-counter (“OTC”) medicines business, distribution activity mainly in Israel and Hungary and medical devices. The OTC activity is primarily conducted through a joint venture with The Procter & Gamble Company, which combines Teva’s production capabilities and market reach with Procter & Gamble’s marketing expertise and expansive global platform.

Teva’s chief executive officer, who is the chief operating decision maker (“CODM”), reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the two identified reportable segments, namely generic and specialty medicines, and revenues by geographical markets.

The accounting policies of the individual segments are the same as those described in the summary of significant accounting policies in note 1 to the annual consolidated financial statements included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2013.

Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items.

Teva manages its assets on a total company basis, not by segments, as many of its assets are shared or commingled. Teva’s CODM does not regularly review asset information by operating segment, and therefore Teva does not report asset information by operating segment.

During the six months ended June 30, 2014, the classification of certain of our products was changed, in line with the Company’s strategy. The comparable figures have been conformed to reflect the revised classification for all periods.

Teva’s new chief executive officer is reviewing the Company’s strategy and organizational structure. Any changes in strategy may lead to a reevaluation of Teva’s current segments and goodwill assignment. In connection with such organizational changes, in the second quarter of 2014, Teva announced the appointment of a new President of Global Generics who will lead all of its generic and OTC businesses, effective July 1, 2014. Going forward, Teva will consider the impact of such changes on its segment reporting.

Segment information

The following tables present profitability by segments, and a reconciliation of Teva’s segment profitability to Teva’s consolidated income before income taxes for the three months ended June 30, 2014 and 2013:

	Generics		Specialty
	Three months ended June 30,		Three months ended June 30,
	2014	2013	2014	2013
	U.S.$ in millions		U.S.$ in millions
Revenues	$2,515	$2,405	$2,027	$2,051
Gross profit	1,046	989	1,768	1,772
R&D expenses	126	124	214	208
S&M expenses	388	489	484	450

Segment profitability	$532	$376	$1,070	$1,114

	Generics		Specialty
	Six months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	U.S.$ in millions		U.S.$ in millions
Revenues	$4,913	$4,733	$4,141	$4,103
Gross profit	2,088	1,940	3,611	3,558
R&D expenses	250	232	441	409
S&M expenses	807	950	983	903

Segment profitability	$1,031	$758	$2,187	$2,246

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
	U.S.$ in millions
Generic medicine profitability	$532	$376	$1,031	$758
Specialty medicine profitability	1,070	1,114	2,187	2,246

Total segment profitability	1,602	1,490	3,218	3,004
Profitability of other activities	67	89	118	132

Total profitability	1,669	1,579	3,336	3,136
Amounts not allocated to segments:
Amortization	256	288	541	567
General and administrative expenses	302	319	604	626
Legal settlements and loss contingencies	26	1,435	55	1,462
Impairments, restructuring and others	143	104	200	162
Other unallocated amounts	17	19	39	31

Consolidated operating income (loss)	925	(586)	1,897	288

Financial expenses - net	78	89	159	264

Consolidated income (loss) before income taxes	$847	$(675)	$1,738	$24

Segment revenues by geographic area:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	U.S.$ in millions
Generic Medicine
United States	$1,068	$967	$2,116	$1,860
Europe*	814	827	1,632	1,676
Rest of the World	633	611	1,165	1,197

Total Generic Medicine	2,515	2,405	4,913	4,733
Specialty Medicine
United States	1,419	1,497	2,949	2,977
Europe*	501	443	983	891
Rest of the World	107	111	209	235

Total Specialty Medicine	2,027	2,051	4,141	4,103
Other Revenues
United States	50	58	101	126
Europe*	206	187	413	384
Rest of the World	247	223	478	479

Total Other Revenues	503	468	992	989

Total Revenues	$5,045	$4,924	$10,046	$9,825

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Net revenues from specialty medicines were as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	U.S. $ in millions
CNS	$1,271	$1,361	$2,684	$2,720
Copaxone®	939	1,070	2,009	2,134
Azilect®	103	87	217	180
Nuvigil®	88	74	189	157
Oncology	284	246	546	485
Treanda®	190	177	370	348
Respiratory	257	241	487	475
ProAir®	133	115	247	203
Qvar®	74	76	145	170
Women’s health	128	118	252	242
Other Specialty	87	85	172	181

Total Specialty Medicine	$2,027	$2,051	$4,141	$4,103

A significant portion of Teva’s revenues, and a higher proportion of the Company’s profits, come from the manufacture and sale of patent-protected pharmaceuticals. Many of Teva’s innovative products are covered by several patents that expire at different times. Nevertheless, once patent protection has expired, or has been lost prior to the expiration date as a result of a legal challenge, Teva no longer has exclusivity on these products, and generic pharmaceutical manufacturers are able to produce similar (or purportedly similar) products and sell them for a lower price. The commencement of generic competition, even in the form of non-equivalent products, can result in a substantial decrease in revenues for a particular innovative drug in a very short time. Any such expiration or loss of intellectual property rights could therefore significantly adversely affect Teva’s results of operations and financial condition.

In particular, as a result of a successful patent challenge in the United States, U.S. patents covering Copaxone® 20 mg/mL, Teva’s leading innovative product, expired in May 2014. As a result, a generic version of this product could be sold in the United States if FDA approval is obtained. Teva has patents expiring in May 2015 in most of the rest of the world. Teva is in discussions with the FDA regarding clinical trial requirements for any proposed generic version of Copaxone®, and is not aware of the imminent approval of such a product. Nonetheless, the introduction of any generic competition (even a purported generic) for Copaxone® would likely have a material adverse effect on Teva’s financial results and cash flow. Moreover, Teva’s business strategy for Copaxone® relies heavily on the successful introduction of Copaxone® 40 mg/mL and the continued migration of a substantial percentage of current daily Copaxone® patients to this new version. If Teva fails to commercialize this new product according to plans, there could be a further material adverse effect on the Company’s financial results and cash flow.

For the six months ended June 30, 2014, Copaxone® revenues in the United States, which include revenues from both Copaxone® 20 mg/mL and the new Copaxone® 40 mg/mL product, amounted to $1.5 billion (approximately 29% of U.S. revenues) and Copaxone® revenues outside the United States amounted to $531 million (approximately 11% of Teva’s non-U.S. revenues).

The profitability of the multiple sclerosis franchise, which is comprised of Copaxone® products and laquinimod (a developmental compound for the treatment of multiple sclerosis), was $1.5 billion for the six months ended June 30, 2014, compared to $1.6 billion for the six months ended June 30, 2013. The profitability of the multiple sclerosis franchise as a percentage of Copaxone® revenues was 73.4% for the six months ended June 30, 2014 and 76.2% for the six months ended June 30, 2013.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

The following discussion and analysis contains forward-looking statements, which are based on management’s current beliefs and expectations. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential generic versions); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to successfully pursue and consummate suitable acquisitions or licensing opportunities; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain executives or other key personnel; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; the potential for significant tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the SEC.

Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2013. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Introduction

Overview

We are a fully integrated global pharmaceutical company, with extensive R&D, manufacturing and distribution capabilities. Our business includes two primary segments: generic medicines and specialty medicines, as well as certain additional activities that are not part of these segments, such as our joint venture with Procter & Gamble for the sale of OTC products. As the world’s largest generic company with an established specialty medicines portfolio, we are strategically positioned to benefit from current changes in the global healthcare environment.

We operate in pharmaceutical markets worldwide, with major operations in the United States, Europe and our ROW markets.

Our business strategy seeks to capitalize on the growing global need for medicines and evolving market, economic and legislative dynamics. These dynamics include the aging population, increased spending on pharmaceuticals in emerging markets, economic pressure on governments and private payors to provide cost-effective healthcare solutions, legislative and regulatory reforms, unmet patient needs, an increase in patient awareness and the growing importance of OTC medicines.

We believe that our targeted strategy, dedicated leadership and employees, world-leading generics expertise and portfolio, global reach, integrated R&D capabilities and global infrastructure and scale position us to take advantage of opportunities created by these dynamics.

Segments

We operate our business in two segments:

•	Generic products, which include chemical and therapeutic equivalents of originator pharmaceuticals in a variety of dosage forms, including tablets, capsules, ointments, creams, liquids, injectables and inhalants. We are the leading generic drug company in the United States and Europe, and we have a significant or growing presence in our ROW markets. We are also one of the world’s leading manufacturers of APIs.

•	Specialty products, which include several core franchises, most significantly medicines for central nervous system (“CNS”) disorders such as Copaxone®, Azilect® and Nuvigil®; oncology medicines such as Treanda®; respiratory medicines such as ProAir® HFA and QVAR®, as well as other areas such as women’s health. Our specialty business also includes our emerging new therapeutic entities (“NTE”) activity.

In addition to these two segments, we have other activities, primarily PGT Healthcare, our OTC joint venture with P&G, distribution services, primarily in Israel and Hungary, and sales of medical devices.

In the second quarter of 2014, Teva announced the appointment of a new President of Global Generics who will lead all of its generic and OTC businesses, effective July 1, 2014. Going forward, we will consider the impact of such changes on our segment reporting.

Highlights

Significant highlights of the second quarter of 2014 included:

•	Our revenues amounted to $5.0 billion, an increase of 2% in both U.S. dollar and local currency terms, compared to the second quarter of 2013. The increase is due to higher revenues from our generic medicines, partially offset by lower sales of specialty medicines.

•	Our generic medicines segment generated revenues of $2.5 billion and profitability of $532 million in the second quarter of 2014, up 5% and 41%, respectively, from the second quarter of 2013. The increase in revenues was driven by higher sales in the United States. Profitability increased as a result of higher profitability in the United States and in Europe.

•	Our specialty medicines segment generated revenues of $2.0 billion and profitability of $1.1 billion in the second quarter of 2014, down 1% and 4%, respectively, from the second quarter of 2013. Specialty revenues decreased mainly due to lower sales of Copaxone® in the U.S., which were largely offset by higher sales of our specialty products in Europe. The decrease in profitability resulted from lower sales and increased selling and marketing expenses.

•	In January 2014, we launched Copaxone® 40 mg/mL, a higher dose of Copaxone® with a three times a week dosing regimen for patients with relapsing-remitting multiple sclerosis (“RRMS”), following approval by the FDA. At the end of the second quarter, U.S. market shares in terms of new and total prescriptions for Copaxone® 40 mg/mL were 17.3% and 15.1%, respectively. Our U.S. market shares for our two Copaxone® products in terms of new and total prescriptions were 32.2% and 33.2%, respectively, according to June 2014 IMS data, with Copaxone® 40 mg/mL accounting for 45% of total Copaxone® prescriptions.

•	Legal settlements and loss contingencies in the quarter were $26 million, compared to $1.4 billion in the second quarter of 2013. The expenses in the second quarter of 2013 related primarily to the settlement of our pantoprazole patent litigation and to the reserve established for the modafinil antitrust litigation.

•	Operating income amounted to $925 million, compared to a loss of $586 million in the second quarter of 2013. The increase was mainly due to the decrease in legal settlements and loss contingencies.

•	Net income attributable to Teva amounted to $748 million, compared to a net loss of $452 million in the second quarter of 2013.

•	Exchange rate differences between the current quarter and the second quarter of 2013 had a positive impact of $16 million on revenues, a net negative impact of $19 million on operating income and a negligible impact on our equity.

Labrys Biologics, Inc.

On July 21, 2014, Teva completed the acquisition of Labrys Biologics, Inc., a development stage biotechnology company focused on treatments for chronic migraine and episodic migraine.

Teva purchased Labrys for $200 million paid in cash at closing. Additional payments of up to $625 million are contingent upon achievement of certain milestones.

NuPathe Inc.

On February 21, 2014, Teva completed the acquisition of NuPathe Inc. NuPathe’s leading product is Zecuity®, the only prescription migraine patch approved by the FDA for the acute treatment of migraine with or without aura in adults.

Teva purchased all of NuPathe’s shares for consideration of $163 million. Teva may be required to make additional payments upon the achievement of sales-based milestones for Zecuity®.

Comparison of Three Months Ended June 30, 2014 to Three Months Ended June 30, 2013

The following table sets forth, for the periods indicated, certain financial data derived from our U.S. GAAP financial statements, presented as percentages of net revenues, and the percentage change for each item as compared to the previous period.

	Percentage of Net Revenues Three Months Ended June 30,		Percentage Change
	2014	2013	2014-2013
	%	%	%
Net revenues	100.0	100.0	2
Gross profit	52.7	52.7	3
Research and development expenses	6.8	6.9	1
Selling and marketing expenses	18.3	19.9	(6)
General and administrative expenses	6.0	6.5	(5)
Legal settlements and loss contingencies	0.5	29.1	(98)
Impairments, restructuring and others	2.8	2.2	38
Operating income (loss)	18.3	(11.9)	n/a
Financial expenses - net	1.5	1.8	(12)
Income (loss) before income taxes	16.8	(13.7)	n/a
Income taxes	2.0	(4.5)	n/a
Share in losses of associated companies - net	—	0.1	(100)
Net loss attributable to non-controlling interests	(0.1)	(0.1)	(25)
Net income (loss) attributable to Teva	14.9	(9.2)	n/a

Segment Information

The following tables present segment revenues and profitability for the three months ended June 30, 2014 and 2013:

	Generics
	Three Months Ended June 30,
	2014		2013
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,515	100.0%	$2,405	100.0%
Gross profit	1,046	41.6	989	41.1
R&D expenses	126	5.0	124	5.2
S&M expenses	388	15.4	489	20.3

Segment profitability*	$532	21.2%	$376	15.6%

	Specialty
	Three Months Ended June 30,
	2014		2013
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,027	100.0%	$2,051	100.0%
Gross profit	1,768	87.2	1,772	86.4
R&D expenses	214	10.6	208	10.1
S&M expenses	484	23.9	450	21.9

Segment profitability*	$1,070	52.8%	$1,114	54.3%

*	Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items. See note 12 to our consolidated financial statements and “Operating Income” below for additional information.

We recently changed the classification of certain of our products. The data presented have been conformed to reflect the revised classification for all periods.

Generic Medicine Segment

Revenues

Our generic medicine segment includes sales of generic medicines as well as API sales to third parties. In the second quarter of 2014, revenues from our generic medicine segment amounted to $2.5 billion, an increase of $110 million, or 5%, in both U.S. dollar and local currency terms, compared to the second quarter of 2013.

Our largest market for generics is the United States, with revenues of $1.1 billion in the second quarter of 2014 (representing 43% of total generics revenues in the quarter), an increase of 10% compared to the second quarter of 2013. Revenues of generic medicines in Europe amounted to $814 million, a decrease of 2% compared to the second quarter of 2013. In local currency terms, European revenues decreased 6%. Revenues of generic medicines in Europe represented 32% of total generics revenues in the second quarter of 2014. In our ROW markets, revenues from generic medicines in the second quarter of 2014 amounted to $633 million, an increase of 4% compared to the second quarter of 2013. In local currency terms, ROW sales increased 11%. Revenues from generic medicines in ROW markets represented 25% of total generics revenues in the second quarter of 2014.

API sales to third parties in the second quarter of 2014 amounted to $182 million, a decrease of 4%, or 5% in local currency terms, compared to the second quarter of 2013. The decrease resulted from lower sales mainly in our ROW markets and in the United States.

The following table presents generic segment revenues by geographic area for the three months ended June 30, 2014 and 2013:

	Three Months Ended June 30,		Percentage Change
	2014	2013	2014 - 2013
	U.S. $ in millions

United States	$1,068	$967	10%
Europe*	814	827	(2%)
Rest of the World	633	611	4%

Total Generic Medicines	$2,515	$2,405	5%

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

We recently changed the classification of certain of our products. The data presented have been conformed to reflect the revised classification for all periods.

United States Generic Medicine Revenues

In the second quarter of 2014, we led the U.S. generic market in total prescriptions and new prescriptions, with total prescriptions of approximately 508 million, representing 14.7% of total U.S. generic prescriptions. We intend to continue our U.S. market leadership based on our ability to introduce new generic equivalents for brand-name products on a timely basis, with a focus on complex generics and other high-barrier products that we believe will create more value for patients and customers, our strong emphasis on customer service, the breadth of our product line, our commitment to quality and regulatory compliance and cost-effective production.

Revenues from generic medicines in the United States during the second quarter of 2014 amounted to $1.1 billion, an increase of 10% compared to $1.0 billion in the second quarter of 2013. The increase resulted mainly from a full quarter of sales of capecitabine (the generic equivalent of Xeloda®), which was launched exclusively in March of 2014, and the launch of omega-3-acid ethyl esters (the generic equivalent of Lovaza®) for which we are first to market, as well as sales of products that were sold in the second quarter of 2014 but not sold in the second quarter of 2013, the most significant of which were raloxifene (the generic equivalent of Evista®) and tolterodine tartrate (the generic equivalent of Detrol®). These increases were partially offset by declines in other products, the most significant of which was amphetamine salts (the generic equivalent of Adderall®).

Among the most significant generic products we sold in the United States in the second quarter of 2014 were generic versions of Pulmicort® (budesonide inhalation), Xeloda® (capecitabine), Lovaza® (omega-3-acid ethyl esters), Adderall XR® (mixed amphetamine salts ER), Pravachol® (pravastatin), Evista® (raloxifene), Accutane® (isotretinoin, which we market as Claravis™) and Adderall IR® (mixed amphetamine salts IR).

Launches. In the second quarter of 2014, we launched generic versions of the following branded products in the United States (listed by month of launch):

Generic Name	Brand Name	Month of Launch	Total Annual U.S. Market at Time of Launch $ millions (IMS)*
Omega-3-acid ethyl esters capsules 1 g	Lovaza®	April	$1,067
Sulfamethoxazole and trimethoprim injection 80 mg/ 16mg / mL**	—	April	$7
Eszopiclone tablets 1, 2 & 3 mg	Lunesta®	April	$928
Dexmethylphenidate HCl extended release capsules 15 & 30 mg***	Focalin XR®	May	$169
Estradiol and norethindrone acetate tablets (Mimvey Lo®)0.5/0.1 mg	Activella®	June	$48

*	The figures given are for the twelve months ended in the calendar quarter closest to our launch or re-launch.
**	Product was re-launched.
***	Additional strengths.

We expect our generic medicines revenues in the U.S. to continue to benefit from our strong generic pipeline, which, as of July 16, 2014, had 124 product registrations awaiting FDA approval, including 31 tentative approvals. Collectively, these 124 products had U.S. sales in the twelve months ended June 30, 2014 exceeding $75 billion. Of these applications, 86 were “Paragraph IV” applications challenging patents of branded products. We believe we are first to file with respect to 43 of these products, the branded versions of which had U.S. sales of more than $34 billion in the twelve months ended June 30, 2014. IMS reported brand sales are one of the indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to forfeiture, shared exclusivity or competition from so-called “authorized generics,” which may ultimately affect the value derived.

In the second quarter of 2014, we received tentative approvals for generic equivalents of the products listed below. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited.

Generic Name	Brand Name	Total U.S. Annual Branded Market $ millions (IMS)*
Fexofenadine/pseudoephedrine ER tables 180 mg / 240 mg	Allegra D®	$14
Eletriptan HB® tablets 20 & 40 mg	Relpax®	$295

*	The figures given are for the twelve months ended March 31, 2014.

Europe Generic Medicine Revenues

Teva defines its European region as the 28 countries in the European Union, Norway, Switzerland, Albania and the countries of the former Yugoslavia, a diverse region that has a population of over 500 million people. Revenues presented include those from all 36 countries currently in our European region.

Revenues from generic medicines in Europe in the second quarter of 2014 amounted to $814 million, a decrease of 2% compared to the second quarter of 2013. In local currency terms, revenues decreased 6%, mainly as a result of our focus on sustainable and profitable business. During the second quarter of 2014, the euro and the British pound strengthened against the dollar, positively impacting our dollar-denominated revenues.

As in previous years, European regulatory measures aimed at reducing healthcare and drug expenditures have led to slower growth in the generic medicines market, and have adversely affected our revenues in some markets. In France, Spain, Italy, Germany and Poland, governmental measures (such as tenders and price-referencing) have reduced prices. We have adjusted our strategy to address these changes, shifting from a market share-driven approach to a model emphasizing profitable and sustainable growth.

Since the beginning of the year, Teva had received 424 generic approvals in Europe relating to 83 compounds in 172 formulations, including two European Medicines Agency (“EMA”) approvals valid in all EU member states. In addition, Teva had 1,474 marketing authorization applications pending approval in 31 European countries, relating to 198 compounds in 393 formulations, including four applications pending with the EMA.

Listed below are generic revenues highlights for the second quarter of 2014 in our most significant European operations in terms of size:

•	Germany: Generic revenues in the second quarter of 2014 decreased 18%. In local currency terms, generic revenues decreased 22% compared to the second quarter of 2013. This decrease is due to our strategic focus on sustainable and profitable business, especially in the tender market. We maintained our position as one of Germany’s leading suppliers of medicines and the third largest generic pharmaceutical company.

•	France: Generic revenues in the second quarter of 2014 decreased 6%. In local currency terms, generic revenues decreased 11% compared to the second quarter of 2013, due primarily to market conditions as the accelerated penetration of generics in the second half of 2013 and the beginning of 2014 resulted in a saturated market with high competition and commensurately lower pricing.

•	United Kingdom: Generic revenues in the second quarter of 2014 increased 7%, but decreased 2% in local currency terms, compared to the second quarter of 2013. The decrease in local currency terms was primarily due to supply issues resulting from certain temporarily discontinued products of our U.K. subsidiary, most of which are expected to be resolved during the remainder of 2014. We maintained our position as the largest generic pharmaceutical company in the U.K.

•	Italy: Generic revenues in the second quarter of 2014 increased 22%, or 16% in local currency terms, compared to the second quarter of 2013. The increase is primarily the result of improvements in our supply management following renegotiation with certain wholesalers in 2013.

•	Spain: Generic revenues in the second quarter of 2014 increased 6%. In local currency terms, generic revenues decreased 1%. The decrease in local currency terms was due to loss of sales resulting from the Andalucía region moving to the tender model, in which we do not participate, largely offset by sales related to new launches. We maintained our leadership in the generic market.

ROW Generic Medicine Revenues

Our ROW markets include all countries other than the United States and those in our European region. Our ROW region includes both pure generic markets, such as Canada and Israel, and markets in which generic medicines are sold under brand names, such as Russia and Ukraine, as well as several Asian and Latin American countries. Sales of branded generic medicines usually generate higher gross margins, but involve higher marketing expenditures than non-branded generics.

In our ROW markets, generic revenues in the second quarter of 2014 amounted to $633 million, an increase of 4% compared to the second quarter of 2013. In local currency terms, revenues increased 11%.

Below are details of our most significant ROW markets in terms of generic medicine revenues:

•	Japan: Our generic revenues in the second quarter of 2014 increased 1%, or 4% in local currency terms, compared to the second quarter of 2013. Sales of our generic medicines grew despite the effect of the scheduled price revisions of the National Health Insurance in April, which reduced Teva Seiyaku’s prices by an average of 8%, as well as the focusing of our portfolio around profitable generic products.

•	Latin America: Generic medicine revenues in the second quarter of 2014 increased 9%, or 21% in local currency terms, compared to the second quarter of 2013. The increase in local currency terms was primarily driven by price increases in certain countries, as well as volume growth in other countries. We maintained our market share in most countries in the region.

Our ongoing expectation is that revenues will be adversely affected by drug price legislation in certain Latin American markets in the near future. Revenues may be further adversely affected by exchange rate fluctuations in certain Latin American markets, which may significantly reduce the dollar value of our sales in the region.

•	Russia: Generic medicine revenues in the second quarter of 2014 decreased 21%, or 13% in local currency terms, compared to the second quarter of 2013. The decline in local currency terms was mainly due to macro-economic conditions, the continued effects of a mild winter season and a more selective approach to the tender business. We maintained our leading position in the Russian generic pharmaceutical market.

•	Canada: Generic medicine revenues in the second quarter of 2014 increased 43%, or 51% in local currency terms, compared to the second quarter of 2013. The increase in local currency terms is primarily due to the reversal of a pricing reserve for a product sold in previous years. We are one of the two leading generic pharmaceutical companies in Canada.

•	Israel: Generic medicine revenues in the second quarter of 2014 decreased 5% compared to the second quarter of 2013. In local currency terms, revenues decreased 9%. The decrease was mainly due to lower sales of generic products and of APIs to third parties.

Generic Medicine Gross Profit

In the second quarter of 2014, gross profit from our generic medicine segment amounted to $1.0 billion, an increase of $57 million, or 6%, compared to the second quarter of 2013. The higher gross profit was mainly a result of higher revenues in the United States, specifically of products launched during the first half of 2014 and in the second half of 2013, and higher revenues in Canada as well as the higher gross profit due to the change in the composition of revenues in Europe. These increases were partially offset by lower revenues and a change in the composition of revenues in certain ROW markets, mainly Japan and Russia.

Gross profit margin for our generic medicine segment in the second quarter of 2014 increased to 41.6%, from 41.1% in the second quarter of 2013. This increase of 0.5 points in gross margin was mainly a result of higher revenues in the United States and Canada as well as the change in composition of revenues in Europe and our ROW markets as well as our API business, as mentioned above.

Generic Medicine R&D Expenses

Research and development expenses relating to our generic medicines for the second quarter of 2014 amounted to $126 million, an increase of 2% compared to $124 million in the second quarter of 2013, mainly due to higher R&D expenses in the United States. As a percentage of segment revenues, R&D expenses were 5.0% in the second quarter of 2014, compared to 5.2% in the second quarter of 2013.

Our R&D activities for the generic medicine segment include both (a) direct expenses relating to product formulation, analytical method development, stability testing, management of bioequivalence and other clinical studies, regulatory filings and legal expenses relating to patent review and challenges prior to obtaining tentative approval, and (b) indirect expenses such as costs of internal administration, infrastructure and personnel involved in generic R&D.

Generic Medicine S&M Expenses

Selling and marketing expenses related to our generic medicines in the second quarter of 2014 amounted to $388 million, a decrease of 21% compared to $489 million in the second quarter of 2013, mainly due to lower expenses in Europe and in Russia and lower royalty payments in the United States.

As a percentage of segment revenues, selling and marketing expenses decreased to 15.4% in the second quarter of 2014 from 20.3% in the second quarter of 2013.

Generic Medicine Profitability

The profitability of our generic medicine segment consists of gross profit less selling and marketing expenses and research and development expenses related to this segment. Segment profitability does not include general and administrative expenses, amortization and certain other items. See note 12 of our consolidated financial statements and “Operating Income” below for additional information.

Profitability of our generic medicine segment amounted to $532 million in the second quarter of 2014, compared to $376 million in the second quarter of 2013. The increase was due to the factors previously discussed, primarily a significant reduction in selling and marketing expenses, higher revenues and higher gross profit.

Generic medicine profitability as a percentage of generic medicine revenues was 21.2% in the second quarter of 2014, up from 15.6% in the second quarter of 2013. This increase of 5.6 points was mainly due to lower S&M expenses as a percentage of revenues (4.9 points), as well as higher gross margin (0.5 points) and lower R&D expenses as a percentage of revenues (0.2 points).

Specialty Medicine Segment

Revenues

Specialty medicine revenues in the second quarter of 2014 amounted to $2.0 billion, a decrease of 1% compared to the second quarter of 2013. In the United States, our specialty medicine revenues amounted to $1.4 billion, a decrease of 5% from the second quarter of 2013. Specialty medicine revenues in Europe amounted to $501 million, an increase of 13% from the second quarter of 2013. In local currency terms, specialty medicine revenues in Europe grew 7%. ROW revenues were $107 million, a decrease of 4%, but an increase of 5% in local currency terms, compared to the second quarter of 2013. Our specialty medicine segment also includes our NTE development program, although we have not yet realized any revenues from this program.

The following table presents revenues by therapeutic area and key products for our specialty medicine segment for the three months ended June 30, 2014 and 2013:

Specialty Medicine Revenues Breakdown

	Three Months Ended June 30,		Percentage Change
	2014	2013	2014 - 2013
	U.S. $ in millions
CNS	$1,271	$1,361	(7%)
Copaxone®	939	1,070	(12%)
Azilect®	103	87	18%
Nuvigil®	88	74	19%
Oncology	284	246	15%
Treanda®	190	177	7%
Respiratory	257	241	7%
ProAir®	133	115	16%
Qvar®	74	76	(3%)
Women’s Health	128	118	8%
Other Specialty	87	85	2%

Total Specialty Medicines	$2,027	$2,051	(1%)

We recently changed the classification of certain of our products. The data presented have been conformed to reflect the revised classification for all periods.

Central Nervous System

Our CNS specialty product line includes Copaxone®, Azilect®, Nuvigil®, Fentora® and several other medicines. In the second quarter of 2014, our CNS sales amounted to $1.3 billion, a decrease of 7% over the second quarter of 2013, primarily due to lower sales of Copaxone® partially offset by higher sales of Azilect® and Nuvigil®.

Copaxone®. In the second quarter of 2014, Copaxone® (glatiramer acetate injection 20 mg/mL and 40 mg/mL), our leading innovative medicine, continued to be the leading multiple sclerosis therapy in the U.S. and globally. Sales of Copaxone® decreased to $939 million, a decrease of 12% compared to the second quarter of 2013.

In January 2014, we launched Copaxone® 40 mg/mL, a higher dose of Copaxone® with a three times a week dosing regimen for patients with RRMS, following approval by the FDA. At the end of the second quarter of 2014, Copaxone® 40 mg/mL U.S. market shares in terms of new and total prescriptions were 17.3% and 15.1%, respectively. Our U.S. market shares for the two Copaxone® products in terms of new and total prescriptions were 32.2% and 33.2%, respectively, according to June 2014 IMS data, with Copaxone® 40 mg/mL accounting for 45% of total Copaxone® prescriptions. At the end of the first quarter of 2014, our U.S. market shares for the Copaxone® products in terms of new and total prescriptions were 40.1% and 32.5%, respectively, according to March 2014 IMS data.

Copaxone® revenues in the United States, which include our revenues from both Copaxone® 20 mg/mL and Copaxone® 40 mg/mL products, amounted to $662 million, a decrease of 19% compared to the second quarter of 2013. The decrease was mainly due to lower volume, partially offset by a price increase of 9.9% in January 2014 on Copaxone® 20 mg/mL. Our sales during the quarter were affected by higher levels of inventory following the launch of Copaxone® 40 mg/mL due to uncertainty of the prospective conversion rate between the two products, as well as customers reducing inventory of the Copaxone® 20 mg/mL due to a potential risk of a competing generic launch.

Our business strategy for Copaxone® relies heavily on the successful introduction of Copaxone® 40 mg/mL and the continued migration of a substantial percentage of current daily Copaxone® patients to the new version. Failure to continue to achieve our objectives for the new version would likely have a material adverse effect on our financial results and cash flow.

Revenues in the United States accounted for 71% of global Copaxone® revenues in the second quarter of 2014, compared to 76% in the second quarter of 2013.

Our Copaxone® revenues outside the United States amounted to $277 million during the second quarter of 2014, an increase of 9%, or 8% in local currency terms, compared to the second quarter of 2013. The increase is a result of lower mandatory rebates and higher demand in certain European markets.

Copaxone® was responsible for $939 million (including $662 million in the U.S.), or approximately 19%, of our revenues in the second quarter of 2014, and a significantly higher percentage contribution to our profits and cash flow from operations during such period. Copaxone® faces competition from existing injectable products, such as the four beta-interferons Avonex®, Betaseron®, Extavia® and Rebif® as well as from Tysabri®, a monoclonal antibody. In addition, the market for MS treatments continues to change significantly as a result of new and emerging therapies. In particular, the increasing number of oral treatments, such as Gilenya®, which was introduced in 2010 by Novartis, Genzyme’s Aubagio®, which was launched in the United States in the fourth quarter of 2012, and Biogen’s Tecfidera®, which was launched in the United States in the second quarter of 2013, continue to present significant and increasing competition due to the convenience of oral administration.

Our U.S. Orange Book patents covering Copaxone® expired in May 2014. As a result, a generic version of our 20mg/mL product could be sold in the United States if FDA approval is obtained. We have patents expiring in May 2015 in most of the rest of the world. A number of our competitors in the United States, including Momenta/Sandoz, Mylan/Natco and Synthon, have filed ANDAs for purported generic versions of Copaxone® challenging our patents.

In addition to the Orange Book patents, we asserted U.S. Patent No. 5,800,808 against Momenta/Sandoz, Mylan/Natco, and Synthon. That patent expires on September 1, 2015. After an appeal by Momenta/Sandoz and Mylan/Natco of a trial court decision in our favor, the appellate court held the sole claim of this patent to be invalid. On March 31, 2014, the U.S. Supreme Court granted our petition for certiorari, and oral argument has been scheduled for October 15, 2014. If we are successful in that effort, we could assert this patent against ANDA filers.

In 2013, we also filed an application for reissue of the ‘808 patent with the United States Patent and Trademark Office, adding a new claim. The Patent Office has issued a final rejection of the two claims and we can file an appeal to the Patent Trial and Appeal Board of the Patent Office.

Given the inability of state-of-the-art analytical techniques to fully characterize the active ingredients of Copaxone®, as well as published results showing significant differences in gene expression between Copaxone® and a purported generic version, the regulatory pathway for their approval is uncertain. We believe that any purported generic version should be studied in pre-clinical testing and full-scale, placebo-controlled clinical trials with measured clinical endpoints (such as relapse rate) in RRMS patients to establish safety, efficacy and immunogenicity. Furthermore, because of the chemical complexity of Copaxone®, we believe that it can only be safely manufactured using a series of proprietary methods that have been perfected by Teva for more than 20 years.

On December 6, 2013, we filed a citizen’s petition requesting that the FDA refuse to approve any ANDA for a purported generic version of Copaxone® without scientific data demonstrating that (1) the proposed generic product contains the identical active ingredient as Copaxone®, (2) the immunogenicity risks associated with the proposed generic product are no greater than the risks associated with Copaxone®, including a demonstration that the risks of alternating or switching between the two products are no greater than remaining on Copaxone® and (3) the proposed generic product is bioequivalent to Copaxone®. This citizen’s petition includes the results of a new gene expression analysis demonstrating significant differences between the biological impact of Copaxone® and a purported generic version of Copaxone®, which may have unknown safety and efficacy ramifications for patients. On July 3, 2014, we filed an additional citizen’s petition, according to the FDA’s procedural guidance and in accordance with the FDA’s desire to facilitate public review and comment, regarding new scientific data on gene expression that we had previously provided separately to the FDA.

Azilect®. We jointly market Azilect® (rasagiline tablets) with Lundbeck in certain key European countries. We exclusively market Azilect® in the United States and Germany and certain other markets, while Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets.

Global in-market sales, which represent sales by Teva and Lundbeck to third parties, amounted to $136 million in the second quarter of 2014 compared to $119 million in the second quarter of 2013, an increase of 14%. Our sales of Azilect® this quarter amounted to $103 million, an increase of 18% compared to the second quarter of 2013. The increase in sales reflects volume growth and price increases in the United States, as well as volume growth in Europe.

Nuvigil®. Our sales of Nuvigil® in the second quarter of 2014 amounted to $88 million, compared to $74 million in the second quarter of 2013 as a result of price increases. Nuvigil® market share in terms of total prescriptions of the U.S. wake category was approximately 42% at the end of the second quarter of 2014.

Oncology Products

Our specialty oncology product line includes Treanda®, Synribo® and certain other products, as well as our biosimilar products indicated mainly for the treatment of side effects of oncology treatments. Sales of our oncology products amounted to $284 million in the second quarter of 2014, compared to $246 million in the second quarter of 2013. The increase resulted primarily from sales of our recently launched G-CSF products, Lonquex® and Granix®.

Sales of Treanda® amounted to $190 million in the second quarter of 2014, compared to $177 million in the second quarter of 2013, an increase of 7%, mainly due to higher revenues in Canada.

Respiratory Products

Our respiratory product line includes our specialty respiratory products, mainly ProAir®, Qvar® and Qnasl®. Revenues from our specialty respiratory products increased 7% in the second quarter of 2014 to $257 million, primarily due to higher sales in the United States and in Europe.

ProAir® (albuterol HFA), which we sell only in the United States, is a short-acting beta-agonist (“SABA”) for the treatment of bronchial spasms linked to asthma or chronic obstructive pulmonary disease (“COPD”) and exercise-induced bronchospasm. ProAir® revenues in the second quarter of 2014 amounted to $133 million, an increase of 16% compared to the second quarter of 2013, mainly due to volume growth as well as pricing. ProAir® maintained its leadership in the SABA market, with a market share of 54.9% in terms of total number of prescriptions during the second quarter of 2014, an increase of 1.9 points compared to the second quarter of 2013.

Qvar® (beclomethasone diproprionate HFA) is an inhaled corticosteroid for long-term control of chronic bronchial asthma. Qvar® global sales in the second quarter of 2014 amounted to $74 million, a decrease of 3% compared to the second quarter of 2013, due to pricing in the second quarter of 2014. Qvar® maintained its second-place position in the inhaled corticosteroids category in the United States, with a market share of 34.5% in terms of total number of prescriptions during the second quarter of 2014, an increase of 5.3 points compared to the second quarter of 2013.

DuoResp Spiromax® is a new, multi-dose dry-powder inhaler, containing a fixed dose combination of budesonide, an inhaled corticosteroid to treat the underlying inflammation in asthma and COPD, and formoterol fumarate dihydrate, a rapid-acting and long-lasting beta2 agonist for the relief of bronchoconstriction in asthma and COPD. DuoResp Spiromax® received marketing authorization from the EMA in April 2014, and was launched in Germany and Denmark in May and in Portugal in June.

Women’s Health Products

Our women’s health product line includes our specialty women’s health products such as Paragard®, Plan B One-Step®, Zoely®, Enjuvia® and QuartetteTM, but does not include generic women’s health products, sales of which are reported as part of our generic medicine revenues.

Revenues from our global women’s health products amounted to $128 million in the second quarter of 2014, an increase of 8% compared to the second quarter of 2013. The increase was driven by higher sales of Plan B One-Step®, Quartette™, and Zoely®.

Specialty Medicine Gross Profit

In the second quarter of 2014, gross profit from our specialty medicine segment amounted to $1.8 billion, flat compared to the second quarter of 2013. The flat gross profit was mainly a result of lower sales of specialty medicines discussed above, offset by a decrease in cost of goods sold.

Gross profit margin for our specialty medicine segment in the second quarter of 2014 was 87.2%, compared to 86.4% in the second quarter of 2013. The increase in gross margin was a result of a different product mix.

Specialty Medicine R&D Expenses

Research and development expenses relating to our specialty medicines, including NTEs, in the second quarter of 2014 amounted to $214 million, an increase of 3% compared to $208 million in the second quarter of 2013, primarily as a result of increased investment in our NTEs, respiratory and CNS pipeline. As a percentage of segment revenues, R&D spending was 10.6% in the second quarter of 2014, compared to 10.1% in the second quarter of 2013. Our specialty R&D activities focus primarily on product candidates in the CNS and respiratory therapeutic areas, with selective focus on oncology and other areas that fit our strategy.

Specialty R&D expenditures include upfront and milestone payments for products in the development phase, the costs of discovery research, preclinical development, early and late-clinical development and drug formulation, clinical trials, product registration costs, changes in contingent consideration resulting from acquisitions and other costs, and are reported net of contributions received from collaboration partners. Our specialty R&D spending takes place throughout the development process, from drug discovery through pre-launch marketing activities, including (a) early-stage projects in both discovery and preclinical phases; (b) middle-stage projects in clinical programs up to phase III; and (c) late-stage projects in phase III programs, including where an NDA is currently pending approval, and continuing for life cycle management studies for marketed products. Furthermore, our NTE R&D activities are managed and reported as part of our specialty R&D expenses.

Specialty Medicine S&M Expenses

Selling and marketing expenses related to our specialty medicines in the second quarter of 2014 amounted to $484 million, an increase of 8% compared to $450 million in the second quarter of 2013.

As a percentage of segment revenues, selling and marketing expenses increased to 23.9% in the second quarter of 2014 from 21.9% in the second quarter of 2013.

The increase was primarily due to higher expenditures related to our launches of DuoResp Spiromax®, Lonquex®, Granix® and Adasuve®, as well as preparation for additional product launches planned for the remainder of 2014.

Specialty Medicine Profitability

The profitability of our specialty medicine segment consists of the gross profit, less selling and marketing expenses and research and development expenses related to this segment. Segment profitability does not include general and administrative expenses, amortization and certain other items. See note 12 to our consolidated financial statements and “Operating Income” below for additional information.

Profitability of our specialty medicine segment amounted to $1.1 billion in the second quarter of 2014, a decrease of 4% compared to the second quarter of 2013. This is a result of the factors discussed above, mainly higher S&M expenses and slightly higher R&D expenses.

Specialty medicine profitability as a percentage of segment revenues was 52.8% in the second quarter of 2014, down from 54.3% in the second quarter of 2013, a decrease of 1.5 points. The decline is mainly attributable to higher S&M expenses as a percentage of specialty medicine revenues (1.9 points) and slightly higher R&D expenses as a percentage of specialty medicines revenues (0.4 points), partially offset by higher gross profit (0.8 points).

Our multiple sclerosis franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). The profitability of our multiple sclerosis franchise consists of Copaxone® revenues less cost of goods sold and S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization and certain other items. Profitability of our multiple sclerosis franchise in the second quarter of 2014 was $700 million, compared to $801 million in the second quarter of 2013. Profitability of our multiple sclerosis franchise as a percentage of Copaxone® revenues was 74.5% in the second quarter of 2014, compared to 74.9% in the second quarter of 2013.

Other Activities

In addition to our generic and specialty medicine segments, we have other activities, primarily PGT Healthcare, our OTC joint venture with P&G, distribution services, primarily in Israel and Hungary, and sales of medical devices.

OTC

Our revenues from OTC products in the second quarter of 2014 amounted to $274 million, an increase of 7% compared to $257 million in the second quarter of 2013, both in U.S. dollar and local currency terms. Our revenues related to PGT in the second quarter of 2014 amounted to $226 million, an increase of 12% compared to $202 million in the second quarter of the previous year. The increase was mainly due to higher sales in Europe.

PGT’s in-market sales in the second quarter of 2014 amounted to $350 million, $8 million higher than the second quarter of 2013. This amount represents sales of the combined OTC portfolios of Teva and P&G outside North America. This increase was due to higher sales in Europe, partially offset by lower sales in Latin America and Asia.

Revenues from the sales of OTC products in the United States to P&G amounted to $48 million in the second quarter of 2014, compared to $55 million in the second quarter of 2013.

In July 2014, we sold our U.S. OTC plants previously purchased from P&G back to P&G, in exchange for a 49% interest in New Chapter, Inc., a vitamin, mineral and supplement company, which was previously fully owned by P&G. These plants produced substantially all of the OTC products sold to P&G in the United States. Consequently, we will no longer sell OTC products to P&G from those plants.

Others

We have other sources of revenues, primarily sales of third-party products for which we act as distributor, mostly in Israel and Hungary, as well as sales of medical devices and other miscellaneous items.

In the second quarter of 2014, we recorded sales of $229 million, an increase of 9%, compared to sales of $211 million in the second quarter of 2013.

Teva Consolidated Results

Revenues

Revenues in the second quarter of 2014 amounted to $5.0 billion, an increase of 2% in both U.S. dollar and local currency terms compared to the second quarter of 2013. Our revenues were positively affected by higher revenues of our generic medicines, partially offset by lower revenues of our specialty medicines. See “Generic Medicine Revenues” and “Specialty Medicine Revenues” above. Exchange rate movements during the second quarter of 2014 in comparison with the second quarter of 2013 positively impacted overall revenues by approximately $16 million.

Gross Profit

In the second quarter of 2014, gross profit amounted to $2.7 billion, an increase of 3% compared to the second quarter of 2013.

The higher gross profit is primarily the result of the higher gross profit of our generic segment, partially offset by the lower gross profit of our specialty segment. See “Generic Medicine Gross Profit” and “Specialty Medicine Gross Profit” above.

Gross profit as a percentage of revenues was 52.7% in the second quarter of 2014, the same as in the second quarter of 2013.

Research and Development (R&D) Expenses

Net research and development expenses for the second quarter of 2014 amounted to $344 million, an increase of 1% compared to the second quarter of 2013. The increase resulted from higher R&D expenses in both our specialty medicine and generic medicine segments. See “Generic Medicine—R&D Expenses” and “Specialty Medicine—R&D Expenses” above.

As a percentage of revenues, R&D spending was 6.8% in the second quarter of 2014, compared to 6.9% in the second quarter of 2013.

Selling and Marketing (S&M) Expenses

Selling and marketing expenses in the second quarter of 2014 amounted to $921 million, a decrease of 6% compared to the second quarter of 2013. The decrease was mainly due to lower S&M expenses in our generic medicine segment, which were partially offset by higher S&M expenses in our specialty medicine segment. See “Generic Medicine—S&M Expenses” and “Specialty Medicine—S&M Expenses” above.

As a percentage of revenues, S&M expenses were 18.3% in the second quarter of 2014 compared to 19.9% in the second quarter of 2013.

General and Administrative (G&A) Expenses

G&A expenses in the second quarter of 2014 amounted to $302 million, compared to $319 million in the second quarter of 2013. As a percentage of revenues, G&A expenses decreased to 6.0% in the second quarter of 2014, from 6.5% in the second quarter of 2013. The decrease in G&A expenses was mainly due to other income related to a legal recovery in Canada and lower expenses related to our joint venture with P&G, partially offset by an increase in other expenses.

Legal Settlements and Loss Contingencies

Legal settlements and loss contingencies for the second quarter of 2014 amounted to $26 million, compared to $1.4 billion in the second quarter of 2013. The expenses in the second quarter of 2013 were primarily a provision of $930 million relating to the settlement of our pantoprazole patent litigation and a provision of $485 million relating to our modafinil antitrust litigation.

Impairments, Restructuring and Others

In the second quarter of 2014, we recorded an expense of $143 million in impairments, restructuring and others, compared to $104 million in the second quarter of 2013. The increase was due to an increase of $55 million in restructuring expenses and a $7 million increase in impairments, partially offset by a $23 million decrease in other expenses.

In October 2013, management announced the acceleration of its company-wide cost-savings plan, which includes several initiatives, including a reduction in the number of employees. Expenses for the corporate restructuring program are estimated to be approximately $1.1 billion. Costs will continue to be incurred as the details of the plan are finalized and accounting criteria for expense recognition are met.

Operating Income

Operating income was $925 million in the second quarter of 2014, compared to a loss of $586 million in the second quarter of 2013. As a percentage of revenues, operating income was 18.3% in the second quarter of 2014.

The increase in operating income was due to factors previously discussed, primarily lower expenses in connection with legal settlements and reserves, higher gross profit and lower S&M expenses as well as lower G&A expenses. This increase was partially offset by higher restructuring expenses, higher impairment of long lived assets and higher R&D expenses. Foreign exchange rate movements during the second quarter of 2014 in comparison with the second quarter of 2013 reduced our operating income by $19 million.

The increase of 30.2 points in operating income as a percentage of revenues was mainly due to lower expenses in connection with legal settlements and reserves (28.6 points), lower S&M expenses (1.6 points) and lower G&A expenses (0.5 points), partially offset by higher restructuring expenses (0.6 points) as well as higher impairment of long-lived assets (0.1 points) and higher R&D expenses (0.1 points).

The following table presents a reconciliation of our segment profitability to Teva’s consolidated operating income for the three months ended June 30, 2014 and 2013:

	Three months ended
	June 30,
	2014	2013
	U.S.$ in millions
Generic medicine profitability	$532	$376
Specialty medicine profitability	1,070	1,114

Total segment profitability	1,602	1,490
Profitability of other activities	67	89

Total profitability	1,669	1,579
Amounts not allocated to segments:
Amortization	256	288
General and administrative expenses	302	319
Legal settlements and loss contingencies	26	1,435
Impairments, restructuring and others	143	104
Other unallocated amounts	17	19

Consolidated operating income (loss)	925	(586)
Financial expenses - net	78	89

Consolidated income (loss) before income taxes	$847	$(675)

Financial Expenses-Net

In the second quarter of 2014, financial expenses amounted to $78 million, compared to $89 million in the second quarter of 2013. The decrease is mainly due to lower interest expenses resulting from lower debt levels in the second quarter of 2014.

Teva operates in certain territories that have more than one official exchange rate, which deviate significantly among themselves as well as from unofficial market rates, and remittance of cash outside the country is limited. We currently prepare our financial statements using the official preferential industry exchange rate. As a result, Teva is exposed to a potential devaluation loss on its total monetary balances in these territories, which, as of June 30, 2014, amounted to approximately $244 million.

Tax Rate

Tax expenses for the second quarter of 2014 amounted to $102 million on pre-tax income of $847 million, for a quarterly tax rate of 12.0%. In the second quarter of 2013, tax benefits amounted to $222 million on pre-tax loss of $675 million.

We expect our annual tax rate for 2014 to be higher than the tax rate for 2013, mainly due to the lapse of our tax exemptions under the previous Israeli tax incentives regime in 2013 such that our profits in Israel are now generally subject to tax at 9%.

The statutory Israeli corporate tax rate, which was 25% in 2013, increased to 26.5% in 2014. However, our effective consolidated tax rates have historically been, and continue to be this year, considerably lower than the statutory rate because of tax incentives we benefit from in Israel and other countries.

Net Income

Net income attributable to Teva in the second quarter of 2014 was $748 million, compared to a loss of $452 million in the second quarter of 2013. This increase was due to the factors previously discussed, primarily our higher operating income as well as lower finance expenses, partially offset by higher tax expenses compared to tax benefits in the second quarter of 2013.

Diluted Shares Outstanding and Earnings per Share

The average weighted diluted shares outstanding used for the fully diluted share calculation for the second quarter of 2014 and of 2013 were 857 million and 849 million shares, respectively. The increase in the number of the average weighted diluted shares outstanding was mainly due to the issuance of shares for employee options exercised, in addition to higher amounts of dilutive options, RSUs and convertible senior debentures following an increase in the share price. The increase was partially offset by higher impact of the shares repurchased during the second quarter of 2013 on the weighted amount of the second quarter of 2014.

At June 30, 2014 and 2013, the share count for calculating Teva’s market capitalization was approximately 853 million and 845 million, respectively.

Diluted earnings per share amounted to $0.87 in the second quarter of 2014, compared to diluted loss per share of $0.53 in the second quarter of 2013.

Impact of Currency Fluctuations on Results of Operations

Because our results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, Israeli shekel, Russian ruble, Canadian dollar, British pound, Japanese yen and Hungarian forint) affect our results. During the second quarter of 2014, the following main currencies relevant to our operations decreased in value against the U.S. dollar: the Russian ruble by 10%, the Canadian dollar by 6% and the Japanese yen by 3%, while the following currencies increased in value against the U.S. dollar: the euro by 5%, the Israeli shekel by 5% and the British pound by 10% (all compared on a quarterly average basis). Latin American currencies showed an overall negative change of 11% compared to last year.

As a result, exchange rate movements during the second quarter of 2014 in comparison with the second quarter of 2013 positively impacted overall revenues by $16 million and reduced our operating income by $19 million.

Comparison of Six Months Ended June 30, 2014 to Six Months Ended June 30, 2013

General

In general, the factors mentioned above that explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the six months ended June 30, 2014 and 2013. Additional factors affecting the six months comparison are described below.

The following table presents certain financial data as a percentage of net revenues for the periods indicated and the percentage change for each item, as compared to the six months ended June 30, 2013:

	Percentage of Net Revenues Six Months Ended June 30,		Percentage Change
	2014	2013	2014 - 2013
	%	%	%
Net revenues	100.0	100.0	2
Gross profit	53.3	52.8	3
Research and development expenses	6.9	6.8	4
Selling and marketing expenses	19.0	20.1	(4)
General and administrative expenses	6.0	6.4	(4)
Legal settlements and loss contingencies	0.5	14.9	(96)
Impairments, restructuring and others	2.0	1.6	23
Operating income	18.9	3.0	559
Financial expenses—net	1.6	2.7	(40)
Income before income taxes	17.3	0.3	7,142
Income taxes	2.4	(1.7)	n/a
Share in losses of associated companies—net	0.1	0.2	(65)
Net loss attributable to non-controlling interests	(0.1)	(0.1)	(13)
Net income attributable to Teva	14.9	1.9	738

Segment Information

The following tables present segment revenues and profitability for the six months ended June 30, 2014 and 2013:

	Generics
	Six months ended June 30,
	2014		2013
	U.S.$ in millions / % of Segment Revenues

Revenues	$4,913	100.0%	$4,733	100.0%
Gross profit	2,088	42.5%	1,940	41.0%
R&D expenses	250	5.1%	232	4.9%
S&M expenses	807	16.4%	950	20.1%

Segment profitability*	$1,031	21.0%	$758	16.0%

	Specialty
	Six months ended June 30,
	2014		2013
	U.S.$ in millions / % of Segment Revenues

Revenues	$4,141	100.0%	$4,103	100.0%
Gross profit	3,611	87.2%	3,558	86.7%
R&D expenses	441	10.6%	409	10.0%
S&M expenses	983	23.7%	903	22.0%

Segment profitability*	$2,187	52.8%	$2,246	54.7%

*	Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items. See note 12 to our consolidated financial statements and “Operating Income” below for additional information.

We recently changed the classification of certain of our products. The data presented have been conformed to reflect the revised classification for all periods.

Generic Medicine Segment

Revenues

Our generic medicine segment includes sales of generic medicines as well as API sales to third parties. In the first six months of 2014, revenues from our generic medicine segment amounted to $4.9 billion, an increase of $180 million, or 4%, compared to the first six months of 2013.

API sales to third parties in the first six months of 2014 amounted to $361 million, a decrease of 5%, or of 6% in local currency terms, compared to the first six months of 2013.

The following table presents generic segment revenues by geographic area for the six months ended June 30, 2014 and 2013:

	Six Months Ended June 30,		Percentage Change
	2014	2013	2014 - 2013
	U.S. $ in millions

United States	$2,116	$1,860	14%
Europe*	1,632	1,676	(3%)
Rest of the World	1,165	1,197	(3%)

Total Generic Medicines	$4,913	$4,733	4%

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

We recently changed the classification of certain of our products. The data presented have been conformed to reflect the revised classification for all periods.

United States Generic Medicine Revenues

Revenues from generic medicines in the United States during the first six months of 2014 amounted to $2.1 billion, an increase of 14% compared to $1.9 billion in the first half of 2013.

Among the most significant generic products we sold in the United States in the first six months of 2014 were generic versions of Pulmicort® (budesonide inhalation), Xeloda® (capecitabine), Detrol® (tolterodine tartrate), Pravachol® (pravastatin), Lovaza® (omega-3-acid ethyl esters), Evista® (raloxifene), Niaspan® (niacin ER) and Adderall XR® (mixed amphetamine salts ER).

Europe Generic Medicine Revenues

Revenues from generic medicines in Europe in the first six months of 2014 amounted to $1.6 billion, a decrease of 3% compared to the first six months of 2013. In local currency terms, revenues decreased 7%.

ROW Generic Medicine Revenues

In our ROW markets, generic revenues in the first six months of 2014 amounted to $1.2 billion, a decrease of 3% compared to the first six months of 2013. In local currency terms, revenues increased 6%.

Below are details of our most significant ROW markets in terms of generic medicine revenues:

•	Japan: Our sales in Japan in the first six months of 2014 decreased 5%, but increased 2% in local currency terms, compared to the first six months of 2013.

•	Latin America: Generic medicine revenues in the first six months of 2014 increased 5%, or 20% in local currency terms, compared to the first six months of 2013.

•	Russia: Generic medicine revenues in the first six months of 2014 decreased 21%, or 11% in local currency terms, compared to the first six months of 2013.

•	Canada: Generic medicine revenues in the first six months of 2014 increased 23%, or 32% in local currency terms, compared to the first six months of 2013.

•	Israel: Generic medicine revenues in the first six months of 2014 decreased 13% compared to the first six months of 2013. In local currency terms, revenues decreased 17%.

Generic Medicine Gross Profit

In the first six months of 2014, gross profit from our generic medicine segment amounted to $2.1 billion, an increase of $148 million, or 8%, compared to $1.9 billion in the first six months of 2013.

Gross profit margin for our generic medicine segment in the first six months of 2014 increased to 42.5%, from 41.0% in the first six months of 2013.

Generic Medicine R&D Expenses

Research and development expenses relating to our generic medicines for the first six months of 2014 amounted to $250 million, an increase of 8% compared to $232 million in the first six months of 2013. As a percentage of segment revenues, R&D expenses were 5.1% in the first six months of 2014, compared to 4.9% in the first six months of 2013.

Generic Medicine S&M Expenses

Selling and marketing expenses related to our generic medicines in the first six months of 2014 amounted to $807 million, a decrease of 15% compared to $950 million in the first six months of 2013.

As a percentage of segment revenues, selling and marketing expenses decreased to 16.4% in the first six months of 2014 from 20.1% in the first six months of 2013.

Generic Medicine Profitability

Profitability of our generic medicine segment amounted to $1.0 billion in the first six months of 2014, compared to $758 million in the first six months of 2013.

Generic medicine profitability as a percentage of generic medicine revenues was 21.0% in the first six months of 2014, up from 16.0% in the first six months of 2013. This increase of 5.0 points was mainly due to lower S&M expenses as a percentage of revenues (3.7 points) and higher gross margin (1.5 points), partially offset by higher R&D expenses as a percentage of revenues (0.2 points).

Specialty Medicine Segment

Revenues

Our revenues from specialty medicine in the first six months of 2014 amounted to $4.1 billion, an increase of 1% compared to the first six months of 2013. In the United States, our specialty medicine revenues amounted to $2.9 billion, a decrease of 1% from the first six months of 2013. Specialty medicine revenues in Europe amounted to $983 million, an increase of 10% from the first six months of 2013. In local currency terms, specialty medicine revenues in Europe grew 6%. ROW revenues were $209 million, a decrease of 11%, or 2% in local currency terms, compared to the first six months of 2013. Our specialty medicine segment also includes our NTE development program, although we have not yet realized any revenues from this program.

The following table presents revenues by therapeutic area and key products for our specialty medicine segment for the six months ended June 30, 2014 and 2013:

Specialty Medicine Revenues Breakdown

	Six Months Ended June 30,		Percentage Change
	2014	2013	2014 - 2013
	U.S. $ in millions
CNS	$2,684	$2,720	(1%)
Copaxone®	2,009	2,134	(6%)
Azilect®	217	180	21%
Nuvigil®	189	157	20%
Oncology	546	485	13%
Treanda®	370	348	6%
Respiratory	487	475	3%
ProAir®	247	203	22%
Qvar®	145	170	(15%)
Women’s Health	252	242	4%
Other Specialty	172	181	(5%)

Total Specialty Medicines	$4,141	$4,103	1%

We recently changed the classification of certain of our products. The data presented have been conformed to reflect the revised classification for all periods.

Central Nervous System

In the first six months of 2014, our CNS sales amounted to $2.7 billion, a decrease of 1% compared to the first six months of 2013, primarily due to lower revenues of Copaxone® partially offset by higher revenues of Azilect® and Nuvigil®.

Copaxone®. In the first six months of 2014, sales of Copaxone® amounted to $2.0 billion, a decrease of 6% compared to the first six months of 2013.

In January 2014, we launched Copaxone® 40 mg/mL, a higher dose of Copaxone® with a three times a week dosing regimen for patients with RRMS. Copaxone® revenues in the United States, which include our revenues from both Copaxone® 20 mg/mL and Copaxone® 40 mg/mL products, amounted to $1.5 billion, a decrease of 9% compared to the first six months of 2013.

Our Copaxone® revenues outside the United States amounted to $531 million during the first six months of 2014, 4% higher in both U.S. dollar and local currency terms, than the first six months of 2013.

Azilect®. Our sales of Azilect® amounted to $217 million, an increase of 21% compared to the first six months of 2013.

Global in-market sales of Azilect® amounted to $279 million in the first six months of 2014 compared to $238 million in the first six months of 2013, an increase of 17%.

Nuvigil®. Our sales of Nuvigil® in the first six months of 2014 amounted to $189 million, compared to $157 million in the first six months of 2013.

Oncology Products

Sales of our oncology products amounted to $546 million in the first six months of 2014, compared to $485 million in the first six months of 2013.

Sales of Treanda® amounted to $370 million in the first six months of 2014, compared to $348 million in the first six months of 2013, an increase of 6%.

Respiratory Products

In the first six months of 2014, revenues from our specialty respiratory products increased 3% to $487 million.

ProAir® revenues in the first six months of 2014 amounted to $247 million, an increase of 22% compared to the first six months of 2013.

Qvar® global sales in the first six months of 2014 amounted to $145 million, a decrease of 15% compared to the first six months of 2013.

Women’s Health Products

Revenues from our global women’s health products amounted to $252 million in the first six months of 2014, an increase of 4% compared to the first six months of 2013.

Specialty Medicine Gross Profit

In the first six months of 2014, gross profit from our specialty medicine segment amounted to $3.6 billion, an increase of 1% compared to the first six months of 2013. The higher gross profit was mainly a result of higher sales of specialty medicines discussed above.

Gross profit margin for our specialty medicine segment in the first six months of 2014 was 87.2%, compared to 86.7% in the first six months of 2013.

Specialty Medicine R&D Expenses

Research and development expenses relating to our specialty medicines, including NTEs, in the first six months of 2014 amounted to $441 million, an increase of 8% compared to $409 million in the first six months of 2013. As a percentage of segment revenues, R&D spending was 10.6% in the first six months of 2014, compared to 10.0% in the first six months of 2013.

Specialty Medicine S&M Expenses

Selling and marketing expenses related to our specialty medicines in the first six months of 2014 amounted to $983 million, an increase of 9%, compared to $903 million in the first six months of 2013.

As a percentage of segment revenues, selling and marketing expenses increased to 23.7% in the first six months of 2014 from 22.0% in the first six months of 2013.

Specialty Medicine Profitability

The profitability of our specialty medicine segment consists of the gross profit, less selling and marketing expenses and research and development expenses related to this segment. Segment profitability does not include general and administrative expenses, amortization and certain other items. See note 12 to our consolidated financial statements and “Operating Income” below for additional information.

Profitability of our specialty medicine segment amounted to $2.2 billion in the first six months of 2014, a decrease of 3% compared to the first six months of 2013.

Specialty medicine profitability as a percentage of segment revenues was 52.8% in the first six months of 2014, down from 54.7% in the first six months of 2013, a decrease of 1.9 points.

Our multiple sclerosis franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). The profitability of our multiple sclerosis franchise consists of Copaxone® revenues less cost of goods sold and S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization and certain other items. Profitability of our multiple sclerosis franchise in the first six months of 2014 was $1.5 billion, compared to $1.6 billion in the first six months of 2013. Profitability of our multiple sclerosis franchise as a percentage of Copaxone® revenues was 73.4% in the first six months of 2014 compared to 76.2% in the first six months of 2013.

Other Activities

In addition to our generic and specialty medicine segments, we have other activities, primarily PGT Healthcare, our OTC joint venture with P&G, distribution services, primarily in Israel and Hungary, and sales of medical devices.

OTC

Our revenues from OTC products in the first six months of 2014 amounted to $543 million, a decrease of 4% compared to $563 million in the first six months of 2013. In local currency terms, revenues decreased 2%. Our revenues related to PGT in the first six months of 2014 amounted to $446 million, an increase of 1%, compared to $442 million in the first six months of the previous year.

PGT’s in-market sales in the first six months of 2014 amounted to $706 million, $46 million lower than in the first six months of 2013. Revenues from the sales of OTC products in the United States to P&G amounted to $97 million in the first six months of 2014, compared to $120 million in the first six months of 2013.

Others

We have other sources of revenues, primarily sales of third-party products for which we act as distributor, mostly in Israel and Hungary, as well as sales of medical devices and other miscellaneous items.

In the first six months of 2014, we recorded sales of $449 million, an increase of 5% compared to sales of $426 million in the first six months of 2013.

Teva Consolidated Results

Revenues

Revenues in the first six months of 2014 amounted to $10.0 billion, an increase of 2% in both U.S dollar and local currency terms compared to the first six months of 2013. Exchange rate movements during first six months of 2014 in comparison with the first six months of 2013 negatively impacted overall revenues by approximately $14 million.

Gross Profit

In the first six months of 2014, gross profit amounted to $5.4 billion, an increase of 3% compared to the first six months of 2013.

The higher gross profit was mainly a result of the higher gross profit of both our generic and specialty segments. See “Generic Medicine — Gross Profit” and “Specialty Medicine — Gross Profit” above.

Gross profit as a percentage of revenues was 53.3% in the first six months of 2014, compared to 52.8% in the first six months of 2013.

Research and Development (R&D) Expenses

Net research and development expenses for the first six months of 2014 amounted to $697 million, an increase of 4% compared to the first six months of 2013. The increase resulted from higher R&D expenses in both our specialty medicine and generic medicine segments. See “Generic Medicine—R&D Expenses” and “Specialty Medicine—R&D Expenses” above.

As a percentage of revenues, R&D spending was 6.9% in the first six months of 2014, compared to 6.8% in the first six months of 2013.

Selling and Marketing (S&M) Expenses

Selling and marketing expenses in the first six months of 2014 amounted to $1,905 million, a decrease of 4% compared to the first six months of 2013. The decrease was mainly due to lower S&M expenses in our generic medicine segment and S&M expenses related to other activities, which were partially offset by higher S&M expenses in our specialty medicine segment. See “Generic Medicine — S&M Expenses” and “Specialty Medicine — S&M Expenses” above.

As a percentage of revenues, S&M expenses were 19.0% in the first six months of 2014 compared to 20.1% in the first six months of 2013.

General and Administrative (G&A) Expenses

G&A expenses in the first six months of 2014 amounted to $604 million, compared to $626 in the first six months of 2013. As a percentage of revenues, G&A expenses decreased to 6.0% in the first six months of 2014, from 6.4% in the first six months of 2013.

Legal Settlements and Loss Contingencies

Legal settlements and loss contingencies for the first six months of 2014 amounted to $55 million, compared to $1.5 billion in the first six months of 2013.

Impairments, Restructuring and Others

In the first six months of 2014, we recorded $200 million in impairments, restructuring and others, compared to $162 million in the first six months of 2013. The change is mainly comprised of an increase of $72 million in restructuring charges, partially offset by a $27 million decrease in other expenses.

Operating Income

Operating income was $1.9 billion in the first six months of 2014, compared to $288 million in the first six months of 2013. As a percentage of revenues, operating income was 18.9% in the first six months of 2014, compared to 3.0% in the first six months of 2013.

The following table presents a reconciliation of our segment profitability to Teva’s consolidated operating income for the six months ended June 30, 2014 and 2013:

	Six months ended June 30,
	2014	2013
	U.S.$ in millions
Generic medicine profitability	$1,031	$758
Specialty medicine profitability	2,187	2,246

Total segment profitability	3,218	3,004
Profitability of other activities	118	132

Total profitability	3,336	3,136
Amounts not allocated to segments:
Amortization	541	567
General and administrative expenses	604	626
Legal settlements and loss contingencies	55	1,462
Impairments, restructuring and others	200	162
Other unallocated amounts	39	31

Consolidated operating income	1,897	288
Financial expenses - net	159	264

Consolidated income before income taxes	$1,738	$24

Financial Expenses-Net

In the first six months of 2014, financial expenses amounted to $159 million, compared to $264 million in the first six months of 2013. The decrease is mainly due to early redemption of senior notes and foreign currency effects recorded in the first six months of 2013.

Tax Rate

Tax expenses for the first six months of 2014 amounted to $245 million on pre-tax income of $1.7 billion, for a tax rate of 14.1%. In the first six months of 2013, tax benefits amounted to $169 million on pre-tax income of $24 million.

We expect our annual tax rate for 2014 to be higher than the tax rate for 2013, mainly due to the lapse of our tax exemptions under the previous Israeli tax incentives regime in 2013 such that our profits in Israel are now generally subject to tax at 9%.

The statutory Israeli corporate tax rate, which was 25% in 2013, increased to 26.5% in 2014. However, our effective consolidated tax rates have historically been, and continue to be this year, considerably lower than the statutory rate because of tax incentives we benefit from in Israel and other countries.

Net Income

Net income attributable to Teva in the first six months of 2014 was $1,492 million, compared to $178 million in the first six months of 2013.

Diluted Shares Outstanding and Earnings per Share

The average weighted diluted shares outstanding used for the fully diluted share calculation for the first six months of 2014 and 2013 were 855 million and 853 million shares, respectively.

Diluted earnings per share amounted to $1.75 in the first six months of 2014, an increase compared to diluted earnings per share of $0.21 in the first six months of 2013.

Impact of Currency Fluctuations on Results of Operations

Because our results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, Israeli shekel, Russian ruble, Canadian dollar, British pound, Japanese yen and Hungarian forint) affect our results. During the first six months of 2014, the following main currencies relevant to our operations decreased in value against the U.S. dollar: the Russian ruble by 11%, the Canadian dollar by 7% and the Japanese yen by 7%, while the following currencies increased in value against the U.S. dollar: the euro by 4%, the Israeli shekel by 5% and the British pound by 8% (all compared on a half-yearly average basis). Latin American currencies showed an overall negative change of 15% compared to last year.

As a result, exchange rate movements during the first six months of 2014 in comparison with the first six months of 2013 negatively impacted overall revenues by $14 million and reduced our operating income by $48 million.

Liquidity and Capital Resources

Total balance sheet assets amounted to $46.7 billion at June 30, 2014, compared to $46.9 billion at March 31, 2014. The decrease resulted mainly from a decrease of $0.3 billion in intangible assets due to amortization, which was partially offset by an increase of $0.1 billion in accounts receivable.

Inventory balances for June 30, 2014 amounted to $4.9 billion, compared to $5.0 billion at March 31, 2014, resulting from lower inventory balances in Japan and Italy.

Accounts receivable at June 30, 2014, net of sales, reserves and allowances (“SR&A”) amounted to $0.04 billion, compared to $0.4 billion at March 31, 2014.

We monitor macro-economic risks in certain emerging markets that are experiencing economic stress, focusing on Eastern Europe and Latin America, and are taking action to limit our exposure in these regions.

Accounts payable and accruals decreased to $3.0 billion at June 30, 2014 compared to $3.1 billion at March 31, 2014.

Our working capital balance, which includes accounts receivable, inventories, deferred taxes and other current assets net of SR&A, accounts payable and other current liabilities, was $2.8 billion at June 30, 2014, compared to $2.7 billion at March 31, 2014. The increase in working capital is mainly due to a decrease in liabilities related to legal settlements, income tax payable and accounts payable, partially offset by a decrease in accounts receivable net of SR&A.

Investment in property, plant and equipment in the second quarter of 2014 was approximately $192 million, compared to $225 million in second quarter of 2013. Depreciation amounted to $116 million in the second quarter of 2014, compared to $114 million in the second quarter of 2013.

Cash and cash equivalents and short term and long term investments at June 30, 2014 increased to $1.2 billion, compared to $1.1 billion at March 31, 2014, mainly due to cash flow generated during the quarter of $0.6 billion and $0.1 billion of proceeds from employee stock option exercises, partially offset by debt repayment of $0.5 billion.

2014 Debt Movements

At June 30, 2014, we had $11.2 billion of debt, compared to $11.8 billion at March 31, 2014. The decrease was mainly due to a revolving credit line repayment in the amount of $0.5 billion.

Aggregate Debt

Our debt as of June 30, 2014, is effectively denominated in the following currencies: U.S. dollar 49%, euro 32%, Japanese yen 14%, and Swiss franc 5%.

The portion of total debt classified as short term as of June 30, 2014 was 18%, compared to 13% as of March 31, 2014, mainly due to a reclassification of the $1 billion of 3.0% fixed rate senior notes maturing in June 2015, issued in connection with the ratiopharm acquisition, to short term debt.

Our financial leverage decreased to 32% at June 30, 2014, compared to 34% as of March 31, 2014.

Our average debt maturity remained stable at six years as of June 30, 2014.

Shareholders’ Equity

Exchange rate fluctuations affected our balance sheet, as approximately 35% of our net assets in the second quarter of 2014 (including both non-monetary and monetary assets) were in currencies other than the U.S. dollar. When compared to March 31, 2014, changes in currency rates had a negligible impact on our equity as of June 30, 2014, as the increase in value against the U.S. dollar of the Russian ruble (6%) and the Canadian dollar (4%) was offset by the decrease in value against the U.S. dollar of the Euro (0.8%). All comparisons are on a quarter-end to quarter-end basis.

Our shareholders’ equity was $23.6 billion at June 30, 2014, compared to $23.0 billion at March 31, 2014. The increase primarily reflects net income of $0.75 billion and proceeds from employee stock option exercises of $0.1 billion, which were partially offset by dividend payments of $0.3 billion.

Cash Flow

Cash flow generated from operating activities during the second quarter of 2014 amounted to $1.1 billion, compared to $0.9 billion in the second quarter of 2013. The increase was mainly due to a decrease in accounts receivable net of SR&A, partially offset by the decrease in accounts payable.

In addition, in July 2014, we paid an additional $200 million related to our pantoprazole settlement. The remaining $200 million owed under the settlement will be paid during the remainder of 2014.

Cash flow generated from operating activities in the second quarter of 2014, net of cash used for capital investments and dividends paid, amounted to $583 million, an increase of $205 million from the second quarter of 2013. The increase resulted mainly from higher cash flow generated from operating activities and lower capital expenditures, partially offset by higher dividend payments.

Dividends

We announced a dividend for the second quarter of 2014 of NIS 1.21 per share (35.3 cents according to the rate of exchange on July 29, 2014). The dividend payment for the second quarter of 2014, which is expected to take place on September 4, 2014, will be made with respect to ADSs on the basis of the then current U.S. dollar-NIS exchange rate. Tax will be withheld at a rate of 15%.

Commitments

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual property or other rights of such third party; or (2) damages to users of the related products. Except as described in our financial statements we are not aware of any material pending action that may result in the counterparties to these agreements claiming such indemnification.

Certain of our loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. We are currently in compliance with all applicable financial ratios.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities, and available credit facilities; primarily our $3 billion syndicated revolving line of credit, of which $2.9 billion was available as of June 30, 2014, and an unutilized $1 billion term-loan with availability until December 31, 2014 as well as internally generated funds, which we believe are sufficient to meet our on-going operating needs. Our cash on hand is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

Supplemental Non-GAAP Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of net revenues and the change by item as a percentage of the amount for the comparable period, which we believe facilitates an understanding of the factors affecting our business.

In these tables, we exclude the items listed below in the respective periods:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	U.S. $ in millions

Amortization of purchased intangible assets	$256	$288	$541	$567
Restructuring and other expenses	87	55	143	98
Impairment of long-lived assets	56	49	57	64
Expense in connection with legal settlements and reserves	26	1,435	55	1,462
Costs related to regulatory actions taken in facilities	14	16	32	28
Accelerated depreciation	3	—	7	—
Purchase of research and development in process	—	3	—	3
Financial (income) expense	2	7	(1)	101
Net of corresponding tax benefit	(138)	(383)	(234)	(523)

The data so presented — after these exclusions — are the results used by management and our board of directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare a detailed work plan for the next fiscal year. This work plan is used to manage the business and is the plan against which management’s performance is measured. All such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements and reserves, purchase accounting expense adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, amortization of intangible assets and inventory “step-ups” following acquisitions; changes in the fair value of contingent consideration related to business combinations; restructuring expenses related to efforts to rationalize and integrate operations on a global basis; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; the income tax effects of the foregoing types of items when they occur; and costs related to regulatory actions taken at our facilities (such as uncapitalized production costs, consulting expenses or write-offs of inventory related to remediation). Included in restructuring expenses are severance, shut down costs, contract termination costs and other costs that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results.

These data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

The following table presents the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

	Three Months Ended June 30, 2014				Three Months Ended June 30, 2013
	U.S. dollars and shares in millions (except per share amounts)
	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
Gross profit (1)	2,661	266	2,927	58%	2,593	295	2,888	59%
Operating income (loss) (1)(2)	925	442	1,367	27%	(586)	1,846	1,260	26%
Net income (loss) attributable to Teva (1)(2)(3)	748	306	1,054	21%	(452)	1,470	1,018	21%
Earnings (loss) per share attributable to Teva - Diluted (4)	0.87	0.36	1.23		(0.53)	1.73	1.20

(1) Amortization of purchased intangible assets		249				279
Costs related to regulatory actions taken in facilities		14				16
Accelerated depreciation		3				—

Gross profit adjustments		266				295
(2) Restructuring and other expenses		87				58
Impairment of long-lived assets		56				49
Expense in connection with legal settlements and reserves		26				1,435
Amortization of purchased intangible assets		7				9

		176				1,551

Operating income adjustments		442				1,846

(3) Financial expense		2				7
Tax benefit		(138)				(383)

Net income adjustments		306				1,470

(4)	The weighted average number of shares was 857 million and 850 million for the three months ended June 30, 2014 and 2013, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

	Six Months Ended June 30, 2014				Six Months Ended June 30, 2013
	U.S. dollars and shares in millions (except per share amounts)
	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues

Gross profit (1)	5,358	556	5,914	59%	5,183	576	5,759	59%
Operating income (1)(2)	1,897	835	2,732	27%	288	2,222	2,510	26%
Net income attributable to Teva (1)(2)(3)	1,492	600	2,092	21%	178	1,800	1,978	20%
Earnings per share attributable to Teva - Diluted (4)	1.75	0.70	2.45		0.21	2.11	2.32

(1) Amortization of purchased intangible assets		517				548
Costs related to regulatory actions taken in facilities		32				28
Accelerated depreciation		7				—

Gross profit adjustments		556				576
(2) Restructuring, acquisition and other expenses		143				101
Impairment of long-lived assets		57				64
Expense in connection with legal settlements and reserves		55				1,462
Amortization of purchased intangible assets		24				19

		279				1,646

Operating profit adjustments		835				2,222

(3) Financial (income) expense		(1)				101
Tax benefit		(234)				(523)

Net income adjustments		600				1,800

(4)	The weighted average number of shares was 855 and 853 million for the six months ended June 30, 2014 and 2013, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Non-GAAP Tax Rate

Non-GAAP tax expenses for the second quarter of 2014 amounted to $240 million on pre-tax non-GAAP income of $1.3 billion, for a quarterly non-GAAP tax rate of 18.6%. The expenses in the comparable quarter of 2013 were $161 million on pre-tax non-GAAP income of $1.2 billion.

Non-GAAP tax expenses for the first six months of 2014 amounted to $479 million on pre-tax non-GAAP income of $2.6 billion, for a non-GAAP tax rate of 18.6%. The expenses in the comparable period of 2013 were $354 million on pre-tax income of $2.3 billion.

We expect our annual non-GAAP tax rate for 2014 to be higher than the annual non-GAAP tax rate for 2013, mainly due to the lapse of exemptions that were applicable to us under the Israeli tax incentives program that was in effect in 2013. Under the program now in effect, our profits in Israel are now generally subject to tax at a rate of 9%.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2013. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances. The most significant estimates that we make on an ongoing basis relate to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories, and valuation of intangible assets, marketable securities and long-lived assets, including reassessment of useful lives. Please refer to Note 1 to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2013 for a summary of all significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

See the notes to the condensed consolidated financial statements included in this report.

RISK FACTORS

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2013.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F for the year ended December 31, 2013.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies” included in note 11 to the condensed consolidated financial statements included in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

Date: July 31, 2014	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer